zumiez

SHOP || INSTORE || ONLINE

Letter to the Shareholders
Notice of 2006 Annual Meeting
And Proxy Statement
2005 Annual Report on Form 10-K

Dear Shareholders,

The past year has been a busy year for the team at Zumiez! Some of the major accomplishments have been:

- The opening of 35 new stores;
- Annual same store sales gains of 14.2%;
- Our Initial Public Offering in May 2005;
- A Secondary Public Offering in November 2005;
- The move and transition into a new Home Office and Distribution Center; and
- Ongoing improvements in our training programs, marketing initiatives and infrastructure to support our growth.

While there is no doubt the year was filled with constant change and new challenges I am pleased to say I believe we met these changes and challenges head on and achieved strong results for the year. I am very happy with the store team and our home office team as to the strong execution this year in many areas. We continued to see our store team and their customer service and salesmanship meet our high expectations and deliver strong sales results. Our home office team produced good product selections and product flow execution which meant great product for the consumer to choose from—and the product on the floor at the right time. In addition, our back office functions continued to increase in efficiency through process improvements and enhanced systems.

I am pleased to report that fiscal 2006 is off to a good start with double digit same store sales gains in February 2006 and March 2006. We enter the year excited to continue to drive our key initiatives. While we see these as our key opportunities we also acknowledge that they are also are biggest challenges. The following are our priorities:

- Culture—our culture and our people are one of our competitive advantages. The unique culture is strongly embedded in the organization and will grow and develop with the company. We will continue to drive cultural events internally for our employees to enhance our growth of employees and support the growth of the store base. We will also stay focused on marketing events that meet our cultural objectives for our customers and the customer experiences by enhancing our Couch Tour and grass roots marketing events.
- Growth—we will continue to drive same store sales gains through our great store sales associates and the addition of new stores, with 42 stores planned in fiscal 2006. In doing this we will provide opportunity for individual growth, to retain our best people and to increase the value of the company. We will invest in people to support high quality growth. To do this we will continue to offer and further develop a package of in-store, regional and national training programs that collectively provide a competitive advantage for our employees both personally and professionally, as well as for our company.
- Product—we will continue to focus on the action sports lifestyle. We will focus on the flow of product through the company in what has been a multi-year effort that will continue to impact every area of the company. Our goal for the product flow initiative is to drive comparable store sales gains through improved assortment planning, vendor coordination and improved distribution throughput.

In conclusion the future outlook is good. We expect continued growth in stores, expansion geographically into new U.S. markets, improvements in operating efficiencies and product flow, and continued emphasis on our cultural and training initiatives.

Sincerely,

Tom Campion
Chairman

Rick Brooks
Chief Executive Officer

SHOP || INSTORE || ONLINE

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 31, 2006

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Zumiez Inc., a Washington corporation. The meeting will be held on Wednesday, May 31, 2006 at 1:00 p.m. local time at our headquarters located at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203 for the following purposes:

1. To elect three directors to hold office until our 2009 Annual Meeting of Shareholders.
2. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is April 14, 2006. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors
Brenda I. Morris
Chief Financial Officer and Secretary

Everett, WA
April 28, 2006

YOUR VOTE IS IMPORTANT!

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to promptly vote and submit your proxy by signing, dating, and returning the accompanying proxy card in the enclosed, prepaid, return envelope. If you decide to attend the annual meeting, you will be able to vote in person, even if you have previously submitted your proxy.

SHOP ‖ INSTORE ‖ ONLINE
6300 Merrill Creek Parkway Suite B
Everett, WA 98203

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 31, 2006

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the Board of Directors of Zumiez Inc. is soliciting your proxy to vote at its 2006 Annual Meeting of Shareholders. You are invited to attend the annual meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card.

We intend to mail this proxy statement and the accompanying proxy card on or about April 28, 2006 to all shareholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only shareholders of record at the close of business on April 14, 2006, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 13,672,098 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (f.k.a. Wachovia Bank, N.A.), then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the accompanying proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

You are being asked to vote on the election of three directors. When you sign and mail the proxy card, you appoint Brenda I. Morris and Richard M. Brooks as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Ms. Morris and Mr. Brooks.) This way, your shares will be voted even if you cannot attend the meeting.

How do I vote?

For the election of directors, you may either vote "For" all the nominees or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on (if any), you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy by using the accompanying proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy or voting instruction form with these proxy materials from that organization rather than from us. You can vote by using the proxy or voting information form provided by your broker, bank or other agent or, if made available, vote by telephone or the internet. To vote in person at the annual meeting, you must obtain a legal proxy from your broker, bank, or other agent. Under a legal proxy, the bank, broker, or other agent confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy. Please allow sufficient time to receive a legal proxy through the mail after your broker, bank, or other agent receives your request.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 14, 2006, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director. If any other matter is properly presented at the meeting, one of the named proxies on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date,
- You may send a written notice that you are revoking your proxy to our Secretary at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, or
- You may attend the annual meeting and vote in person (If you hold your shares beneficially through a broker, you must bring a legal proxy from the record holder in order to vote at the meeting).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors (if any), "Against" votes, abstentions and broker non-votes (if applicable). A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions and broker non-votes will not be counted towards the vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions. Brokers may exercise discretion to vote shares as to which instructions are not given with respect to the proposal regarding the election of directors. On non-discretionary items for which you do not give instructions to your broker, bank or other agent, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the nominees receiving the largest number of "For" votes (among votes properly cast in person or by proxy) will be elected as Class I directors. There is no cumulative voting for our directors. Withhold votes will have no practical effect in the election of directors because withhold votes do not represent votes "For" a nominee.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Generally, abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of our fiscal year ending July 29, 2006.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company currently has 7 directors. The directors are divided into three classes so that approximately one-third of the directors are elected each year for three-year terms. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Three directors are nominees for election this year and each has consented to serve a three-year term ending in 2009. The remaining directors will continue to serve the terms set out below.

The nominees receiving the largest number of "For" votes by the shares entitled to be voted will be elected. If no contrary indication is made, shares represented by executed proxies will be voted by the named proxies "For" the election of the three nominees named below or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

We invite and recommend all of our directors and the nominees for director to attend our annual meeting of shareholders. There was no formal annual meeting of shareholders during the last fiscal year.

Nominees for Election to Terms Expiring in 2009

The following is biographical information as of April 28, 2006 for each nominee for director.

Name	Age	Position
Richard M. Brooks	46	CEO and Director
Matthew L. Hyde	43	Director
James M. Weber	46	Director

Richard M. Brooks, 46, has served as our President and Chief Executive Officer since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer. From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte & Touche, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks has served on the University of Puget Sound Board of Trustees from May 2002 to the present, where he has served on its Executive Committee, Finance and Facilities Committee and its Audit Committee.

Matt Hyde, 43, senior vice president of merchandising and marketing, joined Recreational Equipment Inc. (REI) in 1986. He currently oversees REI's brand gear and apparel business and manages the cooperative's other brand merchandising, inventory management, social compliance, marketing, public affairs and e-commerce functions. Hyde previously led REI's online division, championing its award-winning multi-channel strategy. He currently serves on the boards of Ivey Imaging, where he is the Chair of the Compensation Committee, the Outdoor Industry Association and the Youth Outdoors Legacy Fund, and holds a bachelor's of science degree from Oregon State University in Corvallis.

James M. Weber, 46, was appointed to our Board in April 2006 and is the President and CEO of Brooks Sports, a leading running shoe and apparel company, where he has been since 2001. Mr. Weber's experience also includes positions as Managing Director of U.S. Bancorp Piper Jaffray Seattle Investment Banking practice, Chairman and CEO of Sims Sports, President of O'Brien International, Vice President of The Coleman Company and various roles with the Pillsbury Company. Mr. Weber earned an M.B.A., with distinction, from the Tuck School at Dartmouth College and is a graduate of the University of Minnesota. Presently, Mr. Weber is a director at the Seattle Sports Commission and has formerly served as a director for Nautilus Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE NAMED ABOVE.

Continuing Directors Whose Terms Expire in 2007

William M. Barnum, Jr., 51, has served on our Board since November 2002. Since 1984, Mr. Barnum has been with Brentwood Private Equity III, where he co-founded the firm's private equity effort, and is currently its General Partner. Prior to joining Brentwood Private Equity III, Mr. Barnum worked at Morgan Stanley & Co. in the investment banking division, where he served as Assistant to the President and also provided investment banking advisory services. He is a graduate of Stanford University, and a graduate of Stanford Law School and Stanford Graduate School of Business. Presently, Mr. Barnum is a director of Exhale Enterprises Inc., Filson Holdings, Inc., FleetPride Corporation, Oriental Trading Company, Inc., Quiksilver Corporation and ThreeSixty Asia Ltd.

Gerald F. Ryles, 69, has served on our Board since August 2005. Until it was acquired in September 2003, Mr. Ryles was Chief Executive Officer (from July 1994 through January 2001), Chairman of the Board and a major shareholder of Microserv Technology Services, a privately held information technology services company. Mr. Ryles currently serves on the Board of Directors of Halifax Corporation, the company that acquired Microserv Technology Services. Mr. Ryles is also a member of the Board of Directors of Giant Campus, a privately held educational software company. Mr. Ryles has 40 years of experience in many different industries as well as management consulting experience with McKinsey & Company. He is a graduate of the University of Washington, and earned an M.B.A. from Harvard University Graduate School of Business Administration.

Continuing Directors Whose Terms Expire in 2008

Thomas D. Campion, 57, was one of our co-founders and has served on our board of directors (our "Board") since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. Mr. Campion serves as the Board Chair of the Alaska Wilderness League, a Washington, D.C. based environmental group, and the Treasurer of the Northwest Ecosystem Alliance, a Bellingham, Washington based environmental group.

Thomas E. Davin, 48, has served on our Board since November 2002 and is Chief Executive Officer of Panda Restaurant Group, Inc., a leading Chinese restaurant chain with more than 800 restaurants. Mr. Davin joined Panda Restaurant Group in 2004 as President and Chief Operating Officer. Prior to joining Panda Restaurant Group, Inc., Mr. Davin served, from 2001 to 2004, as the Operating Partner of Brentwood Private Equity III, LLC, a middle-market private equity firm, or "Brentwood Private Equity III." Mr. Davin is a Director of Oakley Inc. and serves as Chairman of Oakley's Nominating and Corporate Governance Committee and Chairman of Oakley's Audit Committee. From 1993 to 2000 Mr. Davin was a senior executive with Taco Bell Corporation, a division of YUM! Brands, Inc., and served as its Chief Operating Officer from 1997 to 2000. Mr. Davin earned an M.B.A., with distinction, from the Harvard University Graduate School of Business Administration. Mr. Davin is a graduate of Duke University and served as a U.S. Marine Corps officer from 1979 to 1985.

Independence of the Board of Directors and its Committees

As required under Nasdaq Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Zumiez, our senior management and our independent auditors, our Board of Directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for our Chairman Mr. Campion, Chief Executive Officer Mr. Brooks and Director Mr. Barnum.

As required under applicable Nasdaq listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors are comprised of directors determined by the Board to be independent within the meaning of the applicable Nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

Our Board has established an Audit Committee and a Compensation Committee. The Board intends to establish a Governance and Nominating Committee in May 2006. The Board has adopted a written charter for each committee. The charters of the Audit and Compensation, Committees are posted (and the charter of the to be formed Governance and Nominating Committee will be posted) on the Company's website and can be accessed free of charge at http://www.zumiez.com/ and are available in print to any shareholder who requests them. The composition of our Board committees comply, when required, with the applicable rules of the SEC and The Nasdaq Stock Market. The Board has determined that Thomas E. Davin and Gerald F. Ryles are audit committee financial experts as defined in the rules of the Securities and Exchange Commission. James M. Weber replaced William M. Barnum, Jr. as a member of the Compensation Committee in April 2006.

Chairperson   Member   Audit Committee Financial Expert

	Audit Committee	Compensation Committee
James M. Weber	Member	Member
Thomas E. Davin (Audit Committee Financial Expert)	Chairperson	Chairperson
Matthew L. Hyde	Member	Member
Gerald F. Ryles (Audit Committee Financial Expert)	Member	Member

Audit Committee.

Our Audit Committee has responsibility for, among other things:

- has the sole authority to appoint, determine the funding for, and oversee the independent registered public accounting firm;
- assisting our Board in monitoring the integrity of our financial statements;
- discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;
- reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations; and
- reviewing the performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our Board and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Governance and Nominating Committee (to be established).

The Governance and Nominating Committee, which the Board intends to establish at the next Board Meeting in May 2006, will have responsibility for, among other things:

- recommending persons to be selected by the Board as nominees for election as directors and as chief executive officer;
- assessing our directors' and our Board's performance;
- recommending director compensation and benefits policies; and
- considering and recommending to the Board other actions relating to corporate governance.

Compensation Committee.

Our Compensation Committee has responsibility for, among other things:

- reviewing corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior executives;
- determining and approving our Chief Executive Officer's compensation and making recommendations to the Board with respect to compensation of other executive employees;
- administering our incentive compensation plans and equity based plans and making recommendations to the Board with respect to those plans; and
- making recommendations to our Board with respect to the compensation of directors.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our full Board of Directors met 8 times last year and the Audit Committee and Compensation Committee met 3 times each last year and acted by unanimous written consent when required during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Shareholder Communications With the Board Of Directors

Zumiez has a process by which Shareholders may communicate directly with directors, including non-employee directors, by mailing such communication to the Board, in care of the Company's Secretary, at the Company's headquarters in Everett, Washington. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. All such communications will be forwarded to the intended director(s) without editing or screening. If these foregoing procedures are modified, then updated procedures will be posted on the Company's corporate website.

Code of Conduct and Ethics

Our Board has adopted a code of conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees, in accordance with applicable rules and regulations of the SEC and The Nasdaq Stock Market. The code of conduct is available at http://www.zumiez.com.

Director Nomination Procedures

The Board does not currently have a nominating committee since the relatively small size of the Board has allowed for the entire Board to carry out nominating responsibilities. Currently, a majority of our independent directors must recommend nominees for selection by the entire Board. The Board has established qualification requirements, composition criteria and the procedures for selecting new Directors. The Board reviews the following considerations, among others, in its evaluation of candidates for Board of Director nomination: personal and professional ethics, training, commitment to fulfill the duties of the Board of Directors, commitment to understanding the Company's business, commitment to engage in activities in the best interest of the Company, independence, diversity, industry knowledge and contacts, financial and accounting expertise, leadership qualities, public company board of director and committee experience and other relevant experience and other relevant qualifications. A director candidate's ability to devote adequate time to the Board of Directors and committee activities is also considered.

The nominations and additions to the Board in our last fiscal year and through the date of this proxy statement were completed using procedures in accordance with the draft charter of the Board's soon to be formed Governance and Nominating Committee including the Director qualifications/criteria/skills as outlined in such draft charter. It is the intent of the Board to adopt the draft charter with the specific procedures outlined below. These procedures were followed by the independent directors of the Board and the full Board of Directors in connection with the nomination process during the last year and will also be set forth in the draft charter:

- Initial review of potential director candidates by the Board as submitted by the independent directors of the Board based on our established criteria for Board membership, including (without limitation): experience, skill set, diversity and the ability to act effectively on behalf of the shareholders and such other criteria as the Board may deem relevant from time to time.

- Each director candidate was put forth for consideration as a director candidate independently by our independent directors based on their knowledge of the candidates. None of our independent directors had a relationship with any candidates which would impair his independence. Each candidate's biography was reviewed by each member of the Board of Directors with the intention that each candidate would bring a unique perspective to benefit our shareholders and management.
- Interviews of director candidates were conducted by members of the Board and senior management. These interviews confirmed the Boards initial conclusion that candidates met the qualifications/criteria/skills to serve as a Director of the Company.
- References checks were conducted if further checks were required based on the level of knowledge about the candidate by members of the Board.
- Background checks were conducted, including criminal, credit and bankruptcy, Securities and Exchange violations and/or sanctions, work history and education.
- Independence Questionnaires were completed by candidates and then reviewed by the Company, the Board and the Company's attorneys to ensure candidates meet the requirements to be an independent director for the Board, Audit Committee, Compensation Committee and other committee purposes. The review also ensures the candidates positions do not conflict in any material way with Zumiez business.
- Conclusion to nominate a candidate is based on all of the procedures reviewed above and the information attached, It is ensured through these procedures that the candidate appears to be well qualified to serve on the Zumiez Board of Directors, and its Committees and appears to meet the Nasdaq Stock Market and SEC requirements to be able to serve as an independent director and as a member of the audit committee and any other committee the board may assign.
- No fees were paid to any third party search firms in connection with any director nominations.

The Board will consider qualified nominees recommended by shareholders who may submit recommendations to the Board in care of our Chairman of the Board and Secretary at the following address:

Board of Directors
c/o Corporate Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

Nominees for director who are recommended by our shareholders will be evaluated in the same manner as any other nominee for director. Shareholder recommendations for director should include the following information:

- the name and address of the shareholder recommending the person to be nominated;
- a representation that the shareholder is a holder of record of stock of the Company, including the number of shares held and the period of holding;
- a description of all arrangements or understandings between the shareholder and the recommended nominee;

- such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended; and
- the consent of the recommended nominee to serve as a director of the Company if so elected.

The Board may require that the proposed nominee furnish the Board with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a director.

To submit a recommendation for director for an upcoming annual shareholder meeting, it is necessary that a proposing shareholder notify the Company and provide the information set forth above no later than 120 days prior to the corresponding date on which the Company's annual proxy statement was mailed in connection with the most recent annual meeting.

General Director Nomination Right of All Shareholders

Any shareholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in Article I, Section 10 of the Company's Bylaws. Specifically, these provisions require that written notice of a shareholder's intent to make a nomination for the election of directors be received by the Secretary of the Company not fewer than 120 days and not more than 150 days prior to the anniversary date of the prior year's annual meeting of shareholders, and that such notice include:

- The name, age, residence, personal address and business address of the shareholder who intends to make the nomination and of the person(s) to be nominated;
- The principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the shareholder who intends to make the nomination;
- The amount of Zumiez stock beneficially owned by the shareholder who intends to make the nomination and of the person(s) to be nominated;
- A description of all arrangements or understandings between the shareholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made; and
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors.

The Secretary will send a copy of the Company's Bylaws to any interested shareholder who requests them.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of April 25, 2006 by: (i) each of our directors; (ii) each of our executive officers named in the Summary Compensation Table included later in this proxy statement; (iii) all of our executive officers and directors as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal shareholders and a review of Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 13,673,598 shares outstanding on April 25, 2006, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before June 18, 2005, which is 60 days after April 25, 2005. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, Washington 98203.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Thomas D. Campion(1)	3,419,903	25.01%
Richard M. Brooks(2)	2,106,512	15.41%
Brenda I. Morris(3)	76,907	*
Lynn K. Kilbourne(4)	58,989	*
Thomas E. Davin	0	*
William M. Barnum Jr.(5)(6)	810,554	5.93%
Gerald F. Ryles	600	*
James M. Weber	0	*
Matthew L. Hyde	0	*
All Executive Officers and Directors as a group (9 persons)	6,476,465	47.34%
Brentwood-Zumiez Investors, LLC(6)	804,554	5.88%
T. Rowe Price Associates, Inc.(7)	748,400	5.47%
Franklin Resources, Inc.(8)	839,198	6.14%

* Less than one percent.

(1) Reflects shares of Common Stock held by grantor retained annuity trusts for which Thomas D. Campion is trustee. Mr. Campion is our Chairman of the Board.

(2) Mr. Brooks is our Chief Executive Officer and a Director.

(3) Consists of 56,487 shares held by Ms. Morris and includes 20,420 shares subject to options exercisable within 60 days of April 28, 2006. Ms. Morris is our Chief Financial Officer.

(4) Includes 58,989 shares subject to options exercisable within 60 days of April 28, 2006. Ms. Kilbourne is our General Merchandise Manager.

(5) Consists of 6,000 shares held by Mr. Barnum and shares held by Brentwood-Zumiez Investors, LLC, an entity controlled by the Brentwood Affiliates. William M. Barnum, Jr., one of our directors, is a managing member of Brentwood Private Equity III, LLC.

(6) This information is based solely on a Schedule 13G dated February 14, 2006 filed on behalf of Brentwood-Zumiez Investors, LLC and its affiliated members. The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, "Brentwood Funds"). Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds. Mr. Barnum, one of our directors, is a managing member of Brentwood Private

Equity III, LLC, and thus has voting power, investment power and dispositive power over shares held by Brentwood-Zumiez Investors, LLC. Mr. Barnum disclaims beneficial ownership of the shares held or controlled by Brentwood-Zumiez Investors, LLC except to the extent of his pecuniary interest therein. The address for Brentwood-Zumiez Investors, LLC is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025.

(7) This information is based solely on a Schedule 13G dated February 14, 2006 filed by T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(8) This information is based solely on a Schedule 13G dated February 6, 2006 filed by Franklin Resources, Inc. and certain affiliated persons. The common shares reported by Franklin Resources, Inc. are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct or indirect advisory subsidiaries of Franklin Resources. Such advisory contracts grant to the advisory subsidiaries all investment and/or voting power over the common shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin Resources and are the principal shareholders of Franklin Resources and may be deemed as beneficial owner of securities held by persons and entities advised by Franklin Resources subsidiaries. The business address of Franklin Resources is One Franklin Parkway, San Mateo, California 94403.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 28, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

Board Compensation

For the fiscal year ended January 28, 2006, the individuals serving on our board of directors who were not our employees did not receive any compensation. We intend to pay our non-employee directors an annual fee for their services as members of our board of directors and an additional annual fee for each committee on which they serve as a member, although the amount of such fees has not been established. We intend to reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, non-employee directors are eligible to receive equity awards under our 2005 Incentive Plan.

EXECUTIVE OFFICERS

The names, ages and positions of the current non-director executive officers of the Company are listed below, along with their respective business experience during the past five years. No family relationships exist among any of the directors or executive officers of the Company.

Brenda I. Morris, 41, has served as our Chief Financial Officer since April 2003. From November 1999 until April 2003, she was with K2 Corporation as the Vice President of Finance. Ms. Morris has also held a senior management position with UnionBay Sportswear. Ms. Morris holds a B.S. in Business from Pacific Lutheran University and an M.B.A. from Seattle University. Ms. Morris is a certified public accountant in Washington and a certified management accountant. Ms. Morris is a member of the Journal of Accountancy Review Board for the American Institute of Certified Public Accountants. Ms. Morris serves on the Board of Washington Business Week, a program of the Foundation for Private Enterprise Education serving high school students, where she has served on its Audit Committee and as its Treasurer.

Lynn K. Kilbourne, 43, has served as our General Merchandising Manager since September 2004. From July 1991 until May 2001, she was with Banana Republic, a subsidiary of Gap, Inc., in various senior management positions. After leaving Banana Republic, Ms. Kilbourne served as an independent consultant in the retail industry until she joined us in September 2004. Ms. Kilbourne holds a B.A. in Economics and Political Science from Yale University and an M.B.A. from the Harvard University Graduate School of Business Administration.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table provides information regarding the compensation earned during the fiscal years ended January 31, 2004, January 29, 2005 and January 28, 2006 by our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 in fiscal 2005. We refer to these officers in this proxy statement as the "Named Executive Officers."

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation: Awards		Long-Term Compensation: Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	***Restricted* Stock Award ($)**	***Securities* Underlying Options/ SARs(#)**	***LTIP* Payouts ($)**	**All Other Compensation ($)**
Thomas D. Campion, . .	2005	$210,000	$184,250	—	—	—	—	—
Chairman	2004	$210,000	$ 70,900	—	—	—	—	—
	2003	$200,000	$ 25,000	—	—	—	—	—
Richard M. Brooks, ...	2005	$210,000	$184,250	—	—	—	—	—
Chief Executive	2004	$210,000	$ 70,900	—	—	—	—	—
Officer and Director	2003	$175,000	$ 25,000	—	—	—	—	—
Brenda I. Morris, ...	2005	$200,000	$176,000	—	—	—	—	—
Chief Financial	2004	$200,000	$ 62,038	—	—	—	—	—
Officer	2003	$114,423	$ 25,000(1)	—	—	—	—	—
Lynn K. Kilbourne, ...	2005	$205,394	$183,075	—	—	—	—	—
General Merchandise	2004	$ 54,619	$ 23,633(2)	—	—	—	—	$40,678(3)
Manager				—	—	—	—	—

(1) Ms. Morris became our Chief Financial Officer in April of 2003. Her annual base salary for 2003 was $175,000.

(2) Ms. Kilbourne became our General Merchandise Manager in September of 2004. Her annual base salary for 2004 was $200,000.

(3) Consists of moving expense reimbursements.

Stock Option Grants and Exercises

We grant stock options to our executive officers under the 2005 Equity Incentive Plan (the "Incentive Plan"). As of April 25, 2006, options to purchase a total of 1,583,360 shares were outstanding under the Incentive Plan and a total of 2,703,700 shares remained available for grant under the Incentive Plan as well as 3,307,297 shares remaining from the 2004 Equity Incentive Plan. On March 9, 2006, options were granted to purchase an additional 221,300 shares under the Incentive Plan. The options become exercisable over a 5 and 8 year period with 1/5 and 1/8 vesting one year from the date of grant. The options will fully vest upon a change of control, as defined in the Incentive Plan, unless the acquiring company assumes the options or substitute's similar options.

Options expire ten years from the date of grant. The exercise price per share of each option granted to our executive officers was equal to the fair market value of our common stock on the date of the grant, as detailed more fully in the Incentive Plan.

The Named Executive Officers did not receive any option grants in fiscal 2005.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the number and value of securities acquired upon the exercise of options by the Named Executive Officers during fiscal 2005 and the number and value of securities underlying unexercised options held by the Named Executive Officers as of January 28, 2006.

Name	Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Brenda I. Morris	55,136	$1,559,114	12,254	55,137	$ 542,333	$2,440,231
Lynn K. Kilbourne			27,251	126,635	$1,137,389	$5,285,428

(1) Amounts equal to the closing price on the last business day before the fiscal year end, January 27, 2006, of $49.47 per share of common stock, less the option exercise price, multiplied by the number of shares exercisable or unexercisable.

Employment, Severance and Change of Control Agreements

On November 4, 2002, we entered into an Executive Agreement with Richard M. Brooks, pursuant to which he serves as our President and Chief Executive Officer. The agreement has no fixed term and terminates upon the death or disability of Mr. Brooks or upon written notice from either party. Under the agreement, Mr. Brooks receives an annual base salary $230,000 with annual increases and he is eligible to be considered for an annual discretionary bonus and future stock option grants. The agreement further provides that if we terminate Mr. Brooks' employment without cause or if he terminates his employment for good reason, he will continue to receive his base salary until he accepts employment with another employer, but in no event longer than 18 months after the termination of his employment. In addition, the agreement prohibits Mr. Brooks, during his employment with us and for the longest time period permitted by law thereafter, from disclosing confidential information; requires Mr. Brooks to transfer to us any inventions he develops during his employment; and prohibits Mr. Brooks from competing with us in geographic regions in the United States in which we conduct business or from hiring our employees for 18 months after the termination of his employment.

Pension and Long-term Incentive Plans

We have no pension plans or long-term incentive plans.

Equity Compensation Plans

The following table sets forth information concerning the Company's equity compensation plans as of January 28, 2006:

Plan Category	(a) The number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans previously approved by security holders(1)	1,406,009	$3.19	6,232,297
Equity compensation plans not approved by security holders(2)	—	—	—
Employee stock purchase plans approved by security holders(3)	0	0	500,000
	1,406,009	$3.19	6,732,297

(1) Equity compensation plans approved by security holders include the following: the 1993 Stock Option Plan, the 2004 Stock Option Plan and the 2005 Equity Incentive Plan.

(2) The Company does not have any equity compensation plans that were not approved by the Company's security holders.

(3) Employee stock purchase plans approved by security holders include: the 2005 Employee Stock Purchase Plan.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Zumiez Inc under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Prior to the creation of the Compensation Committee on March 22, 2005, the Company did not have a compensation committee and the Board of Directors reviewed the annual compensation of the Company's executive officers. Each executive officer's compensation includes base salary and a performance bonus. The Company also seeks to align the financial interests of the Company's executive officers with those of the Company's shareholders by providing incentives and rewards through the use of equity awards under the Company's 2005 Equity Incentive Plan. The compensation program is now administered by the Compensation Committee of our Board of Directors. The Compensation Committee is appointed by our Board of Directors and is comprised of four non-employee directors. The Compensation Committee advises our Board of Directors on all compensation matters concerning our executive officers. Prior to the adoption of our Compensation Committee our relatively small size of the Board allowed for the entire Board to carry out compensation responsibilities as defined below.

Overall Compensation Policy

The Compensation Committee believes that in order for us to succeed we must be able to attract and retain qualified executives. The objective of the Compensation Committee in determining the type and amount of executive officer compensation is to provide a compensation package consisting of a base salary, bonus, and long-term incentives in the form of stock options, or some combination of the foregoing, that allows us to attract and retain talented executive officers and to align their interests with those of shareholders.

Base Salary

During fiscal 2005, the base salaries for our executive officers were intended to be competitive with salaries of similar executive positions in comparable companies in our industry. Annual adjustments in base salaries, were generally made effective at the beginning of the first month of the fiscal year for which they applied and therefore also reflect in large part the prior year's business and individual performance achievements. The Compensation Committee met in March 2006 to consider the base salary rates of our executive officers. Based on a number of criteria, including the Company's good performance in fiscal 2005, increases in base salaries of the executive officers were approved.

Bonus

Annual incentive bonuses are intended to reflect the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon our performance, as well as the individual contribution of each officer. Accordingly, our executive officers, including our Chief Executive Officer, participate in an annual executive incentive bonus plan, referred to as the Executive Bonus Plan, which provides for cash bonuses based upon the achievement of certain specified financial goals for us for the fiscal year. The Board of Directors, upon receiving the Compensation Committee's recommendations, makes awards. The Compensation Committee annually establishes targeted profitability levels for the ensuing fiscal year in conjunction with our annual financial plan. Upon the achievement of various increasing levels of profitability above the minimum target level, the Compensation Committee may choose to increase bonuses accrued to the Executive Bonus Plan; similarly, the Compensation Committee may choose to award less than target bonus, or no bonus, in the event applicable financial goals are not reached. The purpose of the Executive Bonus Plan is to reward and reinforce executive management's commitment to achieve levels of profitability and return consistent with increasing shareholder value.

Cash bonuses earned under the Executive Bonus Plan are paid each year upon completion of our annual audit of the results of operations for the previous fiscal year by our independent auditors. In fiscal 2006, executive officers received bonuses for fiscal 2005 under the Executive Bonus Plan.

Long-Term Incentives

The final portion of our executive officers' compensation during fiscal 2005 could have consisted of incentive stock options. It is with this type of award that we provide long-term incentives; in fiscal 2005 we made no awards. Grants were made in fiscal 2006 based on fiscal 2005 performance.

Chief Executive Officer Compensation

As our Chief Executive Officer, Mr. Brooks received a base salary in 2005 at an annual rate of $210,000. Further, he was eligible to earn a bonus under our Executive Bonus Plan for fiscal 2005. Following the end of fiscal 2005, the Compensation Committee met to evaluate Mr. Brooks' performance in fiscal 2005. Given our performance during the fiscal year, Mr. Brooks received an incentive bonus award for the 2005 fiscal year and an increase to his annual base salary rate to $230,000. His salary adjustment and bonus were based on specific financial targets for the company including store growth, product margin and earnings growth.

Section 162(m) Compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The Compensation Committee has determined that stock options granted under the Incentive Plan with an exercise price at least equal to the fair market value of our common stock on the date of grant shall be treated as "performance-based compensation." The Compensation Committee currently believes that we should be able to continue to manage our executive compensation program for Named Executive Officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Compensation Committee

Thomas E. Davin, Chairman
James M. Weber*
Matthew L. Hyde
Gerald F. Ryles

---

* Mr. Weber became a member of the Compensation Committee in April 2006, replacing Mr. Barnum.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report shall not be deemed to be "soliciting material," or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of section 18 of the Exchange Act, except to the extent that the Company specifically requests that the report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act of 1934.

The 2005 Audit Committee operates under a written charter adopted by the Company's Board of Directors. The charter of the Audit Committee is available at http://www.zumiez.com.

We have reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended January 28, 2006.

We have discussed with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended.

We have received and reviewed the written disclosures and the letter from the independent public accountants required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with the independent public accountants their independence.

Based on the reviews and discussions referred to above, we recommended to our Board of Directors that the financial statements referred to above be included in our Annual Report on Form 10-K.

Audit Committee

Thomas E. Davin, Chairman
Matthew L. Hyde
Gerald F. Ryles
James M. Weber*

---

* Mr. Weber became a member of the Audit Committee in April 2006.

Principal Accountant Fees and Services

The aggregate fees billed by PriceWaterhouseCoopers LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended January 28, 2006 and January 29, 2005 are as follows:

	PWC	
	2005	2004
Audit Fees(1)	$1,447,000	$70,000
Audit-Related Fees(2)	19,000	0
Total Fees	$1,466,000	$70,000

---

(1) Audit fees include services including expenses in connection with the audit of the consolidated financial statements of the Company along with the reviews of the interim financial information of the Company and its Forms 10-K and 10-Q. This fiscal year 2005 audit fee includes $961,000 of fees related to the filing of the Company's Registration Statement on Form S-1 in May 2005 and a follow-on offering in November 2005. The fiscal year 2004 audit fee relates to the audit of the financial statements as a private company.

(2) Audit related fees include Section 404 readiness services provided to the Company in fiscal 2005.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the "de minimis exception" (discussed below) for non-audit services that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee will evaluate whether any permitted non-audit services are compatible with maintaining the auditor's independence.

As discussed above, all services of the auditor must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5 percent of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;

- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal year 2005, there were no such services that were performed pursuant to the "de minimis exception."

Compensation Committee Interlocks and Insider Participation

Messrs. Davin, Hyde, Weber and Ryles currently serve as members of the Compensation Committee. Compensation of our non-employee directors (Messrs. Davin, Hyde, Barnum, Weber and Ryles) is determined by the entire Board with a view to attracting and retaining talented individuals to serve as directors. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows a comparison for total cumulative returns for Zumiez, The Nasdaq Stock Market Index and the Nasdaq Retail Trade Index during the period commencing on May 6, 2005 (the Company's initial public offering date) and ending on January 31, 2006. The comparison assumes $100 was invested on May 6, 2005 in each Zumiez, The Nasdaq Stock Market Index and the Nasdaq Retail Trade Index, and assumes the reinvestment of all dividends, if any. The comparison in the tables are required by the SEC and are not intended to be a forecast or to be indicative of future Company Common Stock performance.

COMPARISON OF 8 MONTH CUMULATIVE TOTAL RETURN*
AMONG ZUMIEZ INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ RETAIL TRADE INDEX



DOLLARS
280
260
240
220
200
180
160
140
120
100
80
60
5/6/05
1/31/06
ZUMIEZ INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ RETAIL TRADE

* Comparison represents the performance of $100 invested on 5/6/05 in Zumiez stock or on 4/30/05 in The Nasdaq Stock Market Index and the Nasdaq Retail Trade Index, respectively, including reinvestment of dividends as of January 31, 2006.

	Cumulative Total Return	
	5/6/05	1/31/06
ZUMIEZ INC.	100.00	268.56
NASDAQ STOCK MARKET (U.S.)	100.00	121.08
NASDAQ RETAIL TRADE	100.00	119.76

The material in this section shall not be deemed to be "soliciting material," or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C or to the liabilities of section 18 of the Exchange Act except to the extent that the Company specifically requests that the report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act of 1934.

CERTAIN TRANSACTIONS

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the fullest extent permitted under Washington law and our Bylaws. We have also entered into and may in the future enter into employment agreements with certain of our executive officers. See "Employment, Severance and Change of Control Agreements."

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks and other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers, banks or other agents with account holders who are shareholders of Zumiez will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, or contact Brenda Morris at (425) 551-1500. Shareholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

PROPOSALS OF SHAREHOLDERS

We expect to hold our next annual meeting on or about May 31, 2007. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to our Secretary at the address below. The proposal must be received at our executive offices no later than December 30, 2006, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and our Bylaws, you must have continuously held at least $2,000 in market value or 1% of our outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in our proxy materials, you must provide notice of such proposal to us no later than January 31, 2007 and not before January 1, 2007. Our Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
Brenda I. Morris
Secretary

Everett, WA
April 28, 2006

A copy of our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 filed with the SEC is available without charge upon written request to: Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: January 28, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51300

ZUMIEZ INC.

(Exact name of Registrant as specified in its charter)

Washington	**91-1040022**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
6300 Merrill Creek Parkway, Suite B, Everett, Washington	**98203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(425) 551-1500**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered under Section 12(g) of the Act: **Common Stock**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the second fiscal quarter, July 29, 2005, the aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant was approximately 39,046,995 using the closing sales price on that day of $34.20.

As of March 15, 2006, there were 13,629,649 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the Registrant's definitive proxy statement, relating to the Annual Meeting of Shareholders tentatively scheduled to be held June 1, 2006, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates.

ZUMIEZ INC.
FORM 10-K
PART I.

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A below and in Item 7 of Part II of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations

Comment regarding our fiscal year end: *The Company's fiscal year is based on a 52/53-week year ending on the Saturday closest to January 31. This change first became effective for fiscal year 2003, which ended on January 31, 2004.*

"Zumiez," the "Company," "we," "us," "our" and similar references refer to Zumiez Inc.

Item 1. BUSINESS

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 28, 2006, we operated 174 stores primarily located in shopping malls, giving us a presence in 19 states. We were founded in 1978 by Thomas D. Campion, our Chairman. Our current President and Chief Executive Officer, Richard M. Brooks, joined us as Chief Financial Officer in 1993. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Our stores bring the look and feel of an independent specialty shop to the mall by emphasizing the action sports lifestyle through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our stores to appeal to teenagers and to serve as a destination for our customers. Most of our stores, which average approximately 2,700 square feet, feature couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time and to interact with each other and our store associates. To increase customer traffic, we generally locate our stores near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We believe that our distinctive store concept and compelling store economics will provide continued opportunities for growth in both new and existing markets.

We believe that our customers desire merchandise and fashion that is rooted in the action sports lifestyle and reflects their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands and styles. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. The brands we currently offer include Billabong, Burton, DC Shoe, DVS Shoes, Element, Etnies, Hurley, Quiksilver, Roxy and Volcom, among many others. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our stores with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

Over our 27-year history, we have developed a corporate culture based on a passion for the action sports lifestyle. Our management philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity at the individual store associate level. We empower our store managers to make store-level business decisions and consistently reward their success. We seek to enhance the productivity of our employees and encourage their advancement by offering comprehensive in-store, regional and national training programs, which we refer to collectively as "Zumiez University." We have:

- increased our store count from 64 as of the end of fiscal 2000 to 174 as of the end of fiscal 2005;
- improved net sales per store from approximately $1.0 million in fiscal 2000 to approximately $1.3 million in fiscal 2005, representing a compound annual growth rate of 5.4%;
- maintained net sales per square foot in excess of $440 for our last five fiscal years ending with fiscal 2005;
- increased net sales from approximately $60.8 million in fiscal 2000 to approximately $205.6 million in fiscal 2005, representing a compound annual growth rate of 27.6%;
- increased operating profit from $5.8 million in fiscal 2000 to $20.0 million in fiscal 2005, representing a compound annual growth rate of 28.2%; and
- been profitable in every fiscal year of our 27-year history.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

Attractive Lifestyle Retailing Concept. We target a large and growing population of 12 to 24 year olds, many of whom we believe are attracted to the action sports lifestyle and desire to promote their personal independence and style through the apparel they wear and the equipment they use. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity that should allow us to benefit from our market's anticipated growth.

Differentiated Merchandising Strategy. We have created a highly differentiated retailing concept by offering an extensive selection of current and relevant action sports brands encompassing apparel, equipment and accessories. The breadth of merchandise offered at our stores exceeds that offered by many other action sports specialty stores and includes some brands and products that are available within many malls only at our stores. The action sports lifestyle includes activities that are popular at different times throughout the year, providing us the opportunity to shift our merchandise selection seasonally. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the action sports season dictates. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

Deep-rooted Corporate Culture. Our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, we strive to promote store managers from within and they are given extensive responsibility for most aspects of store level management. We provide these managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet localized customer demand.

Distinctive Store Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. Our stores are designed to reflect an "organized chaos" that we believe is consistent with many teenagers' lifestyles. We seek to attract knowledgeable store associates who identify with the action sports lifestyle and are able to offer superior customer service, advice and product expertise. To further enhance our customers' experience, most of our stores feature areas with couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates in a familiar and comfortable setting and to visit our stores more frequently. We believe that our distinctive store environment enhances our image as a leading source for apparel and equipment for the action sports lifestyle.

Disciplined Operating Philosophy. We have an experienced senior management team, with an average of approximately 15 years of experience in retail or related industries as of the end of fiscal 2005. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity down to the individual store associate level. Our comprehensive training programs are designed to provide our managers and store associates with enhanced product knowledge, selling skills and operational expertise. We believe that our merchandising team's immersion in the actions sports lifestyle, supplemented with feedback from our customers, store associates and managers, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us mitigate markdown risk.

High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which is a series of interactive sports, music and lifestyle events held at various locations throughout the United States. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products, and distribution of about eight million Zumiez stickers in the past calendar year. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brand. We believe that our immersion in the action sports lifestyle allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

We intend to expand our presence as a leading action sports lifestyle retailer by:

Opening New Store Locations. We believe that the action sports lifestyle has national appeal that provides store expansion opportunities throughout the country. Since the end of fiscal 2002 through the year ended January 28, 2006, we have opened 77 new stores, consisting of 15 new stores in fiscal 2003,

27 new stores in fiscal 2004 and 35 new stores in the year ended January 28, 2006. We have successfully opened stores in diverse markets throughout the United States, which we believe demonstrates the portability and growth potential of our concept. We plan to open approximately 42 stores in fiscal 2006, including stores in our existing markets and in new markets, to take advantage of what we believe to be a compelling economic store model. We plan to continue to increase the size of our average store by opening new store locations that average approximately 3,000 square feet. These larger locations will accommodate an expanded merchandise mix, while maintaining our unique in-store experience and culture.

Continuing to Generate Sales Growth through Improved Store Level Productivity. We seek to maximize our comparable store sales and net sales per square foot by maintaining consistent store-level execution and offering our customers a broad and relevant selection of action sports brands and products. We also intend to continue to expand our brand awareness in an effort to maintain high levels of customer traffic.

Enhancing our Operating Efficiency. As we continue to expand our business and open new stores, we plan to improve our operating results by taking advantage of economies of scale in purchasing our inventory, leveraging our existing infrastructure and continually optimizing and improving our operations in areas such as inventory and supply chain management. We seek to better leverage our expenses, particularly general corporate overhead and fixed costs such as non-variable occupancy costs, through increases in both comparable store sales and total net sales.

Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions and activities that embody the action sports lifestyle. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our Internet presence, designed to convey our passion for the action sports lifestyle, to increase our brand awareness. We plan to continue to expand our integrated marketing efforts by promoting more events and activities in our existing and new markets.

The Action Sports Market

We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. According to Board-Trac, a market research firm, retail sales of skateboard, snowboard and surf/bodyboard apparel, equipment and accessories in the United States were estimated to be approximately $11.5 billion in 2003. We believe that events such as the ESPN X Games, the inclusion of snowboarding as a medal event in the Winter Olympics and the national recognition of leading board sport athletes have broadened general awareness of the action sports lifestyle. The following table, which is based upon data made available by SGMA International, an industry trade group, indicates the estimated number of U.S. participants in board sports, which we define as skateboarding, snowboarding and surfing, during 2004:

Board Sport	U.S. Participants
Skateboarding	10.6 million
Snowboarding	7.1 million
Surfing	1.9 million

We believe teens and young adults are the primary participants in action sports. This concentrated interest is particularly appealing for us, as teens have significant spending power. According to Teenage Research Unlimited, a market research firm, spending by U.S. teens was projected to be $169 billion in 2004. We believe that teens enjoy shopping in malls and purchasing clothing and fashion-related merchandise.

Merchandising and Purchasing

Merchandising. Our goal is to be viewed by our customers, both young men and young women, as the definitive source of merchandise for the action sports lifestyle. We believe that the breadth of merchandise offered at our stores, which includes apparel, footwear, equipment and accessories, exceeds that offered by many other action sports specialty stores at a single location, and makes our stores a single-stop purchase destination for our target customers. Our apparel offerings include tops, bottoms, outerwear and accessories such as caps, belts and sunglasses. Our footwear offerings primarily consist of action sports related athletic shoes and sandals. Our equipment offerings, or hardgoods, include skateboards, snowboards and ancillary gear such as boots and bindings. We also offer a selection of other items, such as miscellaneous novelties and DVDs.

We seek to identify action sports oriented fashion trends as they develop and to respond in a timely manner with a relevant in-store product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. We also take advantage of the change in action sports seasons during the year to maintain an updated product selection. Our merchandise mix may vary by region, reflecting the specific action sports preferences and seasons in different parts of the country.

We believe that offering an extensive selection of current and relevant brands used and sometimes developed by professional action sports athletes is integral to our overall success. The brands we currently offer include: Billabong, Burton, DC Shoe, DVS Shoes, Element, Etnies, Hurley, Quiksilver, Roxy and Volcom, among many others. No single brand accounted for more than 7.2% and 7.8% of our net sales in fiscal 2004 and fiscal 2005, respectively. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

We believe that our ability to maintain an image consistent with the action sports lifestyle is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that are only distributed to our stores.

We supplement our merchandise assortment with a select offering of private label products across many of our apparel product categories. Our private label products complement the branded products we sell, and allow us to cater to the more value-oriented customer. For fiscal 2003, 2004 and 2005, our private label merchandise represented approximately 12.6%, 12.8% and 12.9%, respectively, of our net sales.

Purchasing. Our merchandising staff consists of a general merchandising manager, planning staff and a staff of buyers and assistant buyers. Our purchasing approach focuses on quality, speed and cost in order to provide timely delivery of merchandise to our stores. We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We also coordinate inventory levels in connection with our promotions and seasonality. Our management information systems provide us with current inventory levels at each store and for our company as a whole, as well as current selling history within each store by merchandise classification and by style. We purchase most of our branded merchandise from domestic vendors.

Our merchandising staff remains in tune with the action sports culture by participating in action sports, attending relevant events and concerts, watching action sports related programming and reading action sports publications. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data by category and brand down to the stock keeping unit, or "SKU" (an identification used for inventory tracking purposes), level, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. As part of our feedback collection process, our merchandise team receives merchandise requests from both customers and store associates and meets with our store managers two to three times per year to discuss current customer trends.

We purchase our private label merchandise from independent third parties with the expertise to source through foreign manufacturers in Asia. We have cultivated our private brand sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to buy high-quality private label goods at favorable costs.

Distribution and Fulfillment

Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. We process all of our merchandise through our distribution center in Everett, Washington. At this facility, merchandise is inspected, entered into our computer system, allocated to stores, ticketed when necessary, and boxed for distribution to our stores or segregated in our e-commerce fulfillment area for delivery to our Internet customers. A significant percentage of our merchandise is currently pre-ticketed by our vendors, which allows us to ship merchandise more quickly, reduces labor costs and enhances our inventory management. We continue to work with our vendors to increase the percentage of pre-ticketed merchandise. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We currently use United Parcel Service to ship merchandise to our stores. We believe our current distribution infrastructure is sufficient to accommodate our expected store growth and expanded product offerings over the next several years.

Stores

As of January 28, 2006, we operated 174 stores with an average of approximately 2,700 square feet per store in 19 states. All of our stores are leased and substantially all are located in shopping malls of different types. All references in this Annual Report on Form 10-K to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

The following store list shows the number of stores we operated in each state as of January 28, 2006:

State	Number of Stores
Alaska	2
Arizona	10
California	36
Colorado	13
Idaho	5
Illinois	9
Iowa	1
Minnesota	10
Montana	4
Nevada	4
New Jersey	4
New Mexico	4
New York	22
Oregon	11
Texas	3
Utah	11
Washington	22
Wisconsin	2
Wyoming	1

As of January 28, 2006, approximately 75% of our stores had been opened or remodeled within the previous five years, and all of our stores except one had been opened or remodeled within the previous ten years. The following table shows the number of stores (excluding temporary stores that we operate from time to time for special events) opened and closed in each of our last four fiscal years:

Fiscal Year	Stores Opened	Stores Closed	Total Number of Stores at End of Period
2001	17	1	80
2002	19	—	99
2003	15	1	113
2004	27	—	140
2005	35	1	174

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers and reflects an "organized chaos" that is consistent with many teenagers' lifestyles. Our stores feature an industrial look with concrete floors and open ceilings, dense merchandise displays, action sports focused posters and signage and popular music, all of which are consistent with the look and feel of an independent action sports specialty shop. Most of our stores have couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the action sports season dictates. To further enhance our customers' experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and are able to offer superior customer service and expertise. We believe that our store atmosphere enhances our image as a leading provider of action sports lifestyle merchandise.

As of January 28, 2006, our stores averaged 2,700 square feet. We have been, and plan to continue, opening new stores that average 3,000 square feet, slightly larger than our historical average size. These larger stores are intended to enable us to offer an expanded merchandise selection while maintaining our distinctive store environment.

Expansion Opportunities and Site Selection. Since the end of fiscal 2002, we have opened 77 stores to enhance our position in existing markets and to enter into new markets, to build our brand awareness and to capitalize on our successful store model. We plan to open 42 new stores in fiscal 2006 and to continue to open a significant number of new stores in future years. Our new store openings are planned in both existing and new markets.

In selecting a location for a new store, we target high-traffic mall space with suitable demographics and favorable lease terms. We seek locations near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We generally locate our stores in malls in which other teen-oriented retailers have performed well. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified a significant number of potential sites for new stores in malls with appropriate market characteristics.

We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations. Our new stores opened during fiscal 2004 generated average net sales of approximately $1.0 million during their first full year of operations. On average, our net investment to open these stores was approximately $350,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. However, our net investment to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2004, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for the stores we opened in fiscal 2004.

Store Management, Operations and Training. We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees, as evidenced by a significant number of our store managers that began their careers with us as store associates.

Our store operations are currently organized into regions and districts. Each region is managed by a regional manager, responsible for approximately 50 stores. We employ one district sales manager per district, responsible for the sales and operations of approximately 10 stores. Each of our stores is typically staffed with one store manager, one or more assistant managers and two or more store associates, depending on the season. The number of store associates we employ generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons, and will increase to the extent that we open new stores.

We provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home office, we give our store managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers, such as our "Zumiez Managers Retreat," to improve both operational expertise and supervisory skills. Our comprehensive training programs are offered at the store, regional and national levels. Our programs allow managers from all geographic locations to interact with each other and exchange ideas to better operate stores. Our regional, district and store managers are compensated in part based on the sales volume of the store or stores they manage.

Our store associates generally have an interest in the action sports lifestyle and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates weekly on measures such as sales per hour, items per transaction and dollars per transaction to ensure consistent productivity, to reward top performers, and to identify potential training opportunities. We provide sales incentives for store associates such as sales-based commissions in addition to hourly wages and our annual "Zumiez 100K" event, which recognizes outstanding sales performance in a resort setting that combines recreation and education. These and other incentive programs are designed to promote a competitive, yet fun, corporate culture that is consistent with the action sports lifestyle we seek to promote.

Internet Operations. We use our website primarily as an information source for our customers. Our website provides current information on our upcoming events and promotions, store locations and merchandise selection. We also sell products directly through our website, although Internet sales currently comprise, and are expected to continue to comprise, a small portion of our overall net sales. In fiscal 2003, fiscal 2004 and fiscal 2005, Internet sales represented less than 1% of our total net sales.

Marketing and Advertising

We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment, and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which give our customers an opportunity to experience and participate in the action sports lifestyle. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market such as Transworld Snowboarding and Transworld Skateboarding, interactive contest sponsorships that actively involve our customers with our brands and products, and the distribution of about eight million Zumiez stickers in the past calendar year. We believe that our immersion in the action sports lifestyle allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brand and culture. For example, the Zumiez Couch Tour is a series of entertainment events that includes skateboarding demonstrations from top professionals, autograph sessions, competitions and live music, and has featured some of today's most popular teenage personalities in action sports and music. The Zumiez Couch Tour provides a high-impact platform where customers can interact with some of their favorite action sports athletes and vendors can showcase new products. In 2005 our Zumiez Couch Tour completed a twelve city tour across the United States. Advertising expense was approximately $295,000, $235,000 and $250,000 in fiscal 2003, 2004 and 2005, respectively.

Management Information Systems

Our management information systems provide integration of store, merchandising, distribution, financial and human resources functions. We use software licensed from ANT USA for merchandise planning and software licensed from CRS Retail, recently acquired by Epicor, that is used for SKU and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making and sales audit functions. Our financial systems are licensed from ACCPAC and Best FAS and are used for general ledger, accounts payable, payroll, budgeting, financial reporting and asset management.

We believe that our information systems are scalable, flexible and have the capacity to accommodate our current growth plans.

Sales are updated daily in our merchandising reporting systems by polling sales information from each store's point-of-sale, or "POS," terminals. Our POS system consists of registers providing processing of retail transactions, price look-up, time and attendance and e-mail. Sales information, inventory tracking and payroll hours are uploaded to our central host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores through automated nightly two-way electronic communication with each store. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/reorders, markdowns and allocation of merchandise on a daily basis.

In addition to our home office staff, each of our regional and district managers can access relevant business information, including current and historical sales by store, district and region, transaction information and payroll data.

Competition

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations and qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Charlotte Russe Inc., Claire's Stores, Inc., Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods markets we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., which operates stores under the brand names Sports Authority, Gart Sports, Oshman's and Sportmart; and Internet retailers.

Competition in our sector is based on, among other things, merchandise offerings, store location, price and the ability to identify with the customer. We believe that we compete favorably with many of our competitors based on our differentiated merchandising strategy, compelling store environment and deep-rooted culture. However, some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. See "Item 1A Risk Factors—We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease."

Trademarks

"Zumiez," "Free World," "O-Three" and "Limelight" are among our trademarks registered with the United States Patent and Trademark Office. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. We are currently in the process of filing an application to register the "Empyre", "Empyre Girl" and "ALab" marks. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States. We vigorously protect our trademarks. We also own numerous domain names which have been registered with Corporation for Assigned Names and Numbers.

Employees

As of January 28, 2006, we employed approximately 554 full-time and approximately 1,719 part-time employees, of which approximately 202 were employed at our home office and approximately 2,071 at our store locations. However, the number of part-time employees fluctuates depending on our seasonal needs and, in fiscal 2005, varied from between approximately 881 and 2,509 part-time employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good.

Our principal website address is www.zumiez.com We make available at this address under investor relations, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information available on our website is not incorporated by reference in and is not deemed a part of this Form 10-K.

Item 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. The following risk factors, issues and uncertainties should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward—looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward—looking statements. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future.

Our growth strategy depends on our ability to open and operate a significant number of new stores each year, which could strain our resources and cause the performance of our existing stores to suffer.

Our growth largely depends on our ability to open and operate new stores successfully. However, our ability to open new stores is subject to a variety of risks and uncertainties, and we may be unable to open new stores as planned, and any failure to successfully open and operate new stores would have a material adverse effect on our results of operations and on the market price of our common stock. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

If we fail to effectively execute our expansion strategy, we may not be able to successfully open new store locations in a timely manner, if at all, which could have an adverse affect on our net sales and results of operations.

Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

- identify suitable store locations, the availability of which is outside of our control;
- negotiate acceptable lease terms, including desired tenant improvement allowances;
- source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

- hire, train and retain store personnel;
- successfully integrate new stores into our existing operations; and
- identify and satisfy the merchandise preferences of new geographic areas.

In addition, many of our planned new stores are to be opened in regions of the United States in which we currently have few, or no, stores. The expansion into these markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends in the action sports lifestyle market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

Our ability to attract customers to our stores depends heavily on the success of the shopping malls in which our stores are located; any decrease in customer traffic in those malls could cause our sales to be less than expected.

In order to generate customer traffic we depend heavily on locating our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from Internet retailers, non-mall retailers and other malls, increases in gasoline prices and the closing or decline in popularity of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition.

Our sales and inventory levels fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in back-to-school and holiday shopping patterns.

Our sales are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. Our sales in the first and second fiscal quarters are typically lower than in our second and third fiscal quarters due, in part, to the traditional retail slowdown immediately following the winter holiday season. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are volatile and may decline.

Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. As discussed above, our sales and operating results are typically lower in the first and second quarters of our fiscal year due, in part, to the traditional retail slowdown immediately following the winter holiday season. Our quarterly results of operations are affected by a variety of other factors, including:

- the timing of new store openings and the relative proportion of our new stores to mature stores;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- changes in our merchandise mix;
- timing of promotional events;
- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates.

Our business is susceptible to weather conditions that are out of our control, and unseasonable weather could have a negative impact on our results of operations.

Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions, particularly in the western United States where we have a concentration of stores, could have a material adverse effect on our business and results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Charlotte Russe Inc., Claire's Stores, Inc., Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods market we compete with independent specialty shops, department stores, and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., which operates stores under the brand names Sports Authority, Gart Sports, Oshman's and Sportmart; and Internet retailers.

Some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain good relationships with vendors or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer, and deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have any contractual relationships with our vendors and, accordingly, there can be no assurance that our vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us or raise the prices they charge at any time. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, certain of our vendors sell their products directly to the retail market and therefore compete with us directly, and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lesser quality items, raise the prices they charge us or focus on selling their products directly. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, would have a material adverse effect on our business, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our financial performance could suffer.

Our performance depends largely on the efforts and abilities of our senior management, including our Co-Founder and Chairman, Thomas D. Campion, our President and Chief Executive Officer, Richard M. Brooks, our Chief Financial Officer, Brenda I. Morris, and our General Merchandising Manager, Lynn K. Kilbourne. None of our employees, except Mr. Brooks, has an employment agreement with us and we do not plan to obtain key person life insurance covering any of our employees. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

Our failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, district managers, store managers and store associates, who understand and appreciate our corporate culture based on a passion for the action sports lifestyle and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas, and the employee turnover rate in the retail industry is high. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of suitable employees. If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our stores and distribution center, particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. Although none of our employees is currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages or interruptions or strikes could have a material adverse effect on our business or results of operations.

Our operations, including our sole distribution center, are concentrated in the western United States, which makes us susceptible to adverse conditions in this region.

Our home office and sole distribution center are located in a single facility in Washington, and a substantial number of our stores are located in Washington and the western half of the United States. As a result, our business may be more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes and fashion tastes. In addition, we rely on a single distribution center in Everett, Washington to receive, store and distribute merchandise to all of our stores and to fulfill our Internet sales. As a result, a natural disaster or other catastrophic event, such as an earthquake affecting western Washington, in particular, or the West Coast, in general, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

We are required to make substantial rental payments under our operating leases and any failure to make these lease payments when due would likely have a material adverse effect on our business and growth plans.

We do not own any of our retail stores or our combined home office and distribution center, but instead we lease all of these facilities under operating leases. Payments under these operating leases account for a significant portion of our operating expenses. For example, total rental expense, including additional rental payments (or "percentage rent") based on sales of some of the stores, common area maintenance charges and real estate taxes, under operating leases was $13.9 million, $17.1 million and $22.2 million for fiscal 2003, 2004, and 2005, respectively, and, as of January 28, 2006, we were a party to operating leases requiring future minimum lease payments aggregating approximately $60.9 million through fiscal year 2010 and approximately $32.3 million thereafter. In addition, substantially all of our store leases provide for additional rental payments based on sales of the respective stores, as well as common area maintenance charges, and require that we pay real estate taxes, none of which is included in the amount of future minimum lease payments. We expect that any new stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and
- placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from the proceeds of our initial public offering, borrowings under bank loans or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would have a material adverse effect on us.

The terms of our revolving credit facility impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions. This impairment could have a significant adverse impact on our business.

We have a $20 million revolving credit facility with Bank of America, N.A., which we use for inventory financing and other general corporate purposes, that contains a number of significant restrictions and covenants that generally limit our ability to, among other things, (1) incur additional indebtedness or certain lease obligations outside the ordinary course of business; (2) enter into sale/leaseback transactions; (3) make certain changes in our management; and (4) undergo a change in ownership. In addition, our obligations under the revolving credit facility are secured by almost all of our personal property, including, among other things, our inventory, equipment and fixtures. Our revolving credit facility also contains financial covenants that require us to meet certain specified financial ratios, including a debt to earnings ratio, earnings to interest expense ratio and inventory to debt ratio. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the revolving credit facility. If a default occurs, the lender may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender has the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these covenants or failure to comply with these ratios could have a material adverse effect on us. There can be no assurance that we will not breach the covenants or fail to comply with the ratios in our revolving credit facility or any other debt agreements we may enter into in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders.

The restrictions contained in our revolving credit facility could: (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

Our business could suffer as a result of United Parcel Service being unable to distribute our merchandise.

We rely upon United Parcel Service for our product shipments, including shipments to, from and between our stores. Accordingly, we are subject to risks, including employee strikes and inclement weather, which may affect United Parcel Service's ability to meet our shipping needs. Among other things, any circumstances that require us to use other delivery services for all or a portion of our shipments could result in increased costs and delayed deliveries and could harm our business materially. In addition, although we have a contract with United Parcel Service that expires in June 2008, United Parcel Service has the right to terminate the contract upon 30 days written notice. Although the contract with United Parcel Service provides certain discounts from the shipment rates in effect at the time of shipment, the contract does not limit United Parcel Services' ability to raise the shipment rates at any time. Accordingly, we are subject to the risk that United Parcel Service may increase the rates they charge, that United Parcel Service may terminate their contract with us, that United Parcel Service may decrease the rate discounts provided to us when an existing contract is renewed or that we may be unable to agree on the terms of a new contract with United Parcel Service, any of which could materially adversely affect our operating results.

Our business could suffer if a manufacturer fails to use acceptable labor practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor practices of our vendors and these manufacturers. The violation of labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In that regard, most of the products sold in our stores are manufactured overseas, primarily in Asia and Central America, which may increase the risk that the labor practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business.

Sales from private label merchandise accounted for 12.9% of our net sales in fiscal 2005. We may take steps to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, particularly if the percentage of net sales derived from private label merchandise increases, may have a material adverse effect on our comparable store sales, financial condition and results of operations.

Most of our merchandise is produced by foreign manufacturers; therefore the availability and costs of these products may be negatively affected by risks associated with international trade and other international conditions.

Most of our merchandise is produced by manufacturers in Asia and Central America. Some of these facilities are also located in regions that may be affected by natural disasters, political instability or other conditions that could cause a disruption in trade. Trade restrictions such as increased tariffs or quotas, or both, could also affect the importation of merchandise generally and increase the cost and reduce the supply of merchandise available to us. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local issues that disrupt trade could have a material adverse effect on our results of operations. Although the prices charged by vendors for the merchandise we purchase are all denominated in United States dollars, a continued decline in the relative value of the United States dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operation.

If our information systems hardware or software fails to function effectively or does not scale to keep pace with our planned growth, our operations could be disrupted and our financial results could be harmed.

Over the past several years, we have made improvements to our existing hardware and software systems, as well as implemented new systems. If these or any other information systems and software do not work effectively, this could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to manage our business and properly forecast operating results and cash requirements. To manage the anticipated growth of our operations and personnel, we may need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses which could impact our financial results. In addition, as discussed below, we will be required to improve our financial and managerial controls, reporting systems and procedures to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez brand, our store concept, our private label brands or our goodwill and cause a decline in our net sales. At this time, we have not secured protection for our trademarks in any jurisdiction outside of the United States, and thus we cannot prevent other persons from using our trademarks outside of the United States, which also could materially adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The effects of war or acts of terrorism could adversely affect our business.

Substantially all of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower customer traffic due to security concerns, would likely result in decreased sales. Additionally, the escalation of the armed conflicts in the Middle East, or the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales for us. Decreased sales would have a material adverse effect on our business, financial condition and results of operations.

Failure to successfully integrate any businesses or stores that we acquire could have an adverse impact on our results of operations and financial performance.

We may from time to time acquire other retail stores, individually or in groups, or businesses. We may experience difficulties in assimilating any stores or businesses we may acquire, and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate any stores or businesses that we may acquire, including their facilities, personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions or if such acquisitions fail to provide the benefits that we expect to receive, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations and result in unanticipated accounting charges that would impair financial performance.

The outcome of litigation could have a material adverse effect on our business.

We are involved, from time to time, in litigation incidental to our business. Management believes, after considering a number of factors and the nature of the legal proceedings to which we are subject, that the outcome of current litigation is not expected to have a material adverse effect upon our results of operations or financial condition. However, management's assessment of our current litigation could change in light of the discovery of facts not presently known to us or determinations by judges, juries or other finders of fact that are not in accord with management's evaluation of the possible liability or outcome of such litigation. As a result, there can be no assurance that the actual outcome of pending or future litigation will not have a material adverse effect on our results of operations or financial condition.

Our Internet operations subject us to numerous risks that could have an adverse effect on our results of operations.

Although Internet sales constitute a small portion of our overall sales, our Internet operations subject us to certain risks that could have an adverse effect on our operational results, including:

- diversion of traffic and sales from our stores;
- liability for online content; and
- risks related to the computer systems that operate our website and related support systems, including computer viruses and electronic break-ins and similar disruptions.

In addition, risks beyond our control, such as governmental regulation of the Internet, entry of our vendors in the Internet business in competition with us, online security breaches and general economic conditions specific to the Internet and online commerce could have an adverse effect on our results of operations.

We have incurred and will continue to incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

We completed our initial public offering in May 2005 and we have incurred and will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in the following risk factor, will cause us to incur significant costs and expenses, including legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to incur significant legal, accounting, insurance and certain other expenses on an ongoing basis, which will negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

In addition, we currently have only three directors who qualify as an independent director under the rules of the SEC and The Nasdaq Stock Market, and those rules require that a majority of our directors be independent on or before May 6, 2006, one year following our initial public offering. Any failure to appoint such additional independent directors or otherwise comply with the majority independence requirement by this deadline would allow The Nasdaq Stock Market to de-list our common stock and could result in adverse publicity and other sanctions, which could have a material adverse effect on our results of operations and the market value of our common stock.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for fiscal 2006 is due and thereafter. This process will require us to document our internal controls over financial reporting and to potentially make significant changes thereto. As a result, we may be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price.

Item 2. PROPERTIES

In early February 2005, we completed our move from the 49,000 square foot combined home office and distribution center that we occupied since 1994 to a new 87,000 square foot combined home office and distribution center, both in Everett, Washington. We occupy the new facility under a lease expiring in July 2012. We have an option to extend the term of this lease for up to two additional five-year periods. All of our stores, encompassing approximately 475,000 total square feet as of January 28, 2006, are occupied under operating leases. The store leases range for a term of five to ten years and we are generally responsible for payment of property taxes and utilities, common area maintenance and marketing fees.

Item 3. LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of current litigation is not expected to have a material adverse effect on our results of operations or financial condition.

See Note 8 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of this Form 10-K (listed under "Litigation" under Commitments and Contingencies).

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter ended January 28, 2006.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

a) Market Information

Our common stock has traded on the Nasdaq National Market under the symbol "ZUMZ" since it began trading on May 6, 2005. Our initial public offering was priced at $18.00 per share on May 5, 2005. The following table sets forth, for the periods indicated, the high and low last reported sales prices for our common stock on the Nasdaq National Market for the periods presented:

Fiscal 2005	High	Low
Second Fiscal Quarter (commencing May 6, 2005 through July 30, 2005)	$34.38	$23.12
Third Fiscal Quarter (July 31, 2005 through October 29, 2005)	$34.79	$28.69
Fourth Fiscal Quarter (October 30, 2005 through January 28, 2006)	$50.95	$34.14

b) Holders of the Corporation's Capital Stock

We had approximately 19 shareholders of record as of March 15, 2006.

c) Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the foreseeable future. Payment of dividends is evaluated on a periodic basis and if a dividend were paid, it would be subject to covenants of our lending facility, which may have the effect of restricting our ability to pay dividends.

d) Recent Sales of Unregistered Securities

None

e) Issuer Purchases of Equity Securities

None

f) Use of Proceeds

Our registration statement on Form S-1 under the Securities Act of 1933 (File No. 333-122865), relating to our initial public offering of common stock was declared effective by the Securities and Exchange Commission on May 5, 2005 and we completed our initial public offering on May 11, 2005. We received net proceeds from the offering of approximately $29.2 million, after payment of underwriting discounts and commissions and offering expenses. Since the completion of the offering, we have used approximately $20.3 million to pay down balances on our line of credit and fund capital expenditures associated with opening new stores.

Item 6. SELECTED FINANCIAL INFORMATION

The following selected consolidated financial information has been derived from our audited Consolidated Financial Statements. The data should be read in conjunction with our Consolidated Financial Statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Through and including December 31, 2002, our fiscal year ended on December 31 and was the same as the calendar year. Subsequent to December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31 and, as a result, the following tables include financial data as of and for the one month ended February 1, 2003, which was the one month transition period following the end of the fiscal year ended December 31, 2002 and prior to the beginning of the fiscal year ended January 31, 2004. Each fiscal year ending subsequent to December 31, 2002 consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended December 31, 2001 and 2002, January 31, 2004, January 29, 2005 and January 28, 2006 each consisted of 52 weeks. In this document, we refer to the fiscal year ended January 31, 2004 as "fiscal 2003", to the fiscal year ended January 29, 2005 as "fiscal 2004" and to the fiscal year ended January 28, 2006 as "fiscal 2005".

The selected statement of operations data for the fiscal year ended January 31, 2004, the fiscal year ended January 29, 2005 and the fiscal year ended January 28, 2006 and the selected balance sheet data as of January 29, 2005 and January 28, 2006 are derived from our audited financial statements, which are included elsewhere in this document. The selected statement of operations data for the fiscal years ended December 31, 2001 and 2002 and the one month ended February 1, 2003 and the selected balance sheet data as of December 31, 2001 and 2002 and February 1, 2003 are derived from our audited financial statements not included in this document.

	Fiscal Year Ended		One Month Ended	Fiscal Year Ended		
	December 31, 2001	December 31, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006
	(In thousands, except share and per share data)					
Statement of Operations Data:						
Net sales	$ 84,735	$ 101,391	$ 6,392	$ 117,857	$ 153,583	$ 205,589
Cost of goods sold	57,534	71,017	4,575	81,320	103,152	132,811
Gross margin	27,201	30,374	1,817	36,537	50,431	72,778
Selling, general and administrative expenses	20,470	23,404	2,013	29,076	38,422	52,730
Operating profit (loss)	6,731	6,970	(196)	7,461	12,009	20,048
Interest expense	(322)	(317)	(12)	(293)	(250)	648
Other income (expense)	(3)	148	—	8	8	(1)
Earnings (loss) before income taxes	6,406	6,801	(208)	7,176	11,767	20,695
Provision (benefit) for income taxes(1)	—	1,096	(39)	2,701	4,500	7,844
Net income (loss)	$ 6,406	$ 5,705	$ (169)	$ 4,475	$ 7,267	$ 12,851
Net income (loss) per share						
Basic	$ 0.63	$ 0.49	$ (0.01)	$ 0.40	$ 0.64	$ 0.99
Diluted	$ 0.50	$ 0.42	$ (0.01)	$ 0.35	$ 0.56	$ 0.94
Weighted average shares outstanding						
Basic	10,132,983	11,547,012	11,305,261	11,305,261	11,305,261	12,939,837
Diluted	12,718,806	13,581,579	11,305,261	12,811,855	12,938,858	13,688,342

(1) For fiscal 2001 and for a portion of fiscal 2002 ended November 3, 2002, we were treated as a Subchapter S corporation for federal income tax purposes and, as a result, we were exempt from paying federal and state income taxes for those periods. As a result, our results of operations for fiscal 2001 do not reflect any provision for income taxes and our provision for income taxes

for fiscal 2002 reflects a provision for only the last two months of fiscal 2002. Accordingly, our provision for income taxes and our total and per share net income for fiscal 2001 and 2002 are not comparable to our provision for income taxes and our total and per share net income for the subsequent periods reflected in this table.

	December 31, 2001	December 31, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006
			(Dollars in thousands)			
Balance Sheet Data:						
Cash, cash equivalents and marketable securities ...	$ 645	$ 7,722	$ 482	$ 578	$ 1,026	43,001
Working capital..........	1,108	(556)	(455)	2,975	4,756	47,357
Total assets..............	28,180	42,608	36,003	41,558	54,811	114,411
Total long term obiligations............	2,237	1,955	1,935	2,613	5,576	9,129
Total shareholders' equity.	11,916	14,136	13,967	18,438	25,799	73,684

	Fiscal Year Ended		One Month Ended	Fiscal Year Ended		
	December 31, 2001	December 31, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006
	(Dollars in thousands except net sales per square foot)					
Other Financial Data:						
Gross margin percentage(1)....	32.1%	30.0%	28.4%	31.0%	32.8%	35.4%
Capital expenditures.....	$ 7,500	$ 7,186	$ 42	$ 5,937	$ 11,060	$ 13,386
Depreciation	$ 2,348	$ 3,571	$ 332	$ 4,185	$ 5,857	$ 7,535
Store Data:						
Number of stores open at end of period	80	99	99	113	140	174
Comparable store sales increase (decrease)(2)(3) .	20.2%	(1.1)%	(5.8)%	4.3%	9.6%	14.2%
Net sales per store(3)(4)	$ 1,203	$ 1,105	$ 65	$ 1,131	$ 1,195	$ 1,314
Total square footage at end of period(5)........	194,651	247,476	247,476	288,784	371,864	475,646
Average square footage per store at end of period(6)........	2,433	2,500	2,500	2,556	2,656	2,718
Net sales per square foot(3)(7)	$ 506	$ 443	$ 26	$ 448	$ 457	$ 488

(1) Gross margin percentage represents gross margin divided by net sales.

(2) Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal year to comparable store sales for the prior fiscal year or, in the case of the one month ended February 1, 2003, by comparison to comparable store sales for the one month ended February 2, 2002. Comparable store sales are based on net sales, and stores are considered comparable beginning on the first anniversary of their first day of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information about how we compute comparable store sales.

(3) Comparable store sales, net sales per store and net sales per square foot include our in-store sales and our Internet sales. Our Internet sales represented less than 1.0% of our total net sales in each of the periods presented.

(4) Net sales per store represents net sales for the period divided by the average number of stores open during the period. For purposes of this calculation, the average number of stores open during the period is equal to the sum of the number of stores open as of the end of each month during the period divided by the number of months in the period.

(5) Total square footage at end of period includes retail selling, storage and back office space.

(6) Average square footage per store at end of period is calculated on the basis of the total square footage at end of period, including retail selling, storage and back office space, of all stores open at the end of the period.

(7) Net sales per square foot represents net sales for the period divided by the average square footage of stores open during the period. For purposes of this calculation, the average square footage of stores open during the period is equal to the sum of the total square footage of the stores open as of the end of each month during the period divided by the number of months in the period.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Item 1A Risk Factors". See the cautionary note regarding forward-looking statements set forth at the beginning of Part I of the Annual Report on Form 10-K.

Overview

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 28, 2006, we operated 174 stores primarily located in shopping malls, giving us a presence in 19 states. We were founded in 1978 by Thomas D. Campion, our Chairman. Our current President and Chief Executive Officer, Richard M. Brooks, joined us as Chief Financial Officer in 1993. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Our net sales increased from approximately $60.8 million in fiscal 2000 to approximately $205.6 million in fiscal 2005, a compound annual growth rate of 27.6%. Net sales for fiscal 2005 increased by $52.0 million, or 33.9%, over net sales for fiscal 2004. Over the past five fiscal years ended January 28, 2006, we increased our store base from 64 to 174 and our comparable store net sales increased an average of 9.44% per fiscal year. As of January 28, 2006, we operated 174 stores that averaged approximately 2,700 square feet per store.

We intend to expand our presence as a leading action sports lifestyle retailer by opening new stores and continuing to generate sales growth through improved store level productivity. We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations, and our strategy is to continue to open stores in both new and existing markets. We plan to open 42 new stores in fiscal 2006 and to continue to open a significant number of new stores in future years. Through our merchandising and marketing efforts, we have generally been successful in increasing the level of net sales in our existing stores and we will seek to continue such increases going forward.

We believe that we have developed an economically compelling store model. Our new stores opened during fiscal 2004 generated average net sales of approximately $1.0 million during their first full year of operations. On average, our net investment to open these stores was approximately $350,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. However, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2004, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for stores we opened in fiscal 2004. See "Business—Stores."

In any given period, our overall gross margin may be impacted by changes in the margins of the various products we offer as well as changes in the relative mix of revenues from the different categories of apparel and hardgoods products that we sell. We believe our ability to effectively manage our gross margin despite these factors is evidenced by the relative stability of our gross margin as a percentage of net sales over the last five fiscal years. Over the past five fiscal years, our annual gross margin as a percentage of our net sales has ranged from a low of 30.0% to a high of 35.4%. We achieved these results while continuing to adjust our merchandise mix to respond to changing consumer preferences and market conditions. A number of other factors may also positively or negatively impact our gross margins and results of operations, including, but not limited to:

- the timing of new store openings and the relative proportion of our new stores to mature stores;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- timing of promotional events;
- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates.

One of our ongoing goals is to leverage our expenses, particularly general corporate overhead and fixed costs such as non-variable occupancy costs, through increases in both comparable store sales and total net sales. At the store level, our strategy is to increase comparable store sales in an effort to improve operating results by spreading our store level fixed costs over increased net sales per comparable store. We also seek to increase our total net sales, both through increases in comparable store sales and by opening new stores, in an effort to better leverage our corporate level expenses and decrease our general and administrative expenses as a percentage of our net sales.

General

Net sales constitute gross sales net of returns. Net sales include our in-store sales and our Internet sales and, accordingly, information herein with respect to comparable store sales, net sales per store and net sales per square foot includes our Internet sales. For fiscal 2000 through fiscal 2005, Internet sales represented less than 1% of our annual net sales. Sales with respect to gift cards are deferred and recognized when gift cards are redeemed.

We report "comparable store sales" based on net sales, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net sales of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. When additional square footage is added to a store that is included in comparable store sales, that store remains in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or same store sales. As a result, data herein regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at our distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold.

In early February 2005, we completed our move from the 49,000 square foot combined home office and distribution center we had leased since 1994 to a newly leased 87,000 square foot combined home office and distribution center. As a result, we experienced a slight increase in our distribution and warehousing costs, which are included as a component of our costs of goods sold, in fiscal 2005. We expect to leverage this facility in fiscal 2006 due to added capacity.

Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at our home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses. We expect that our selling, general and administrative expenses will, as described below, increase in future periods due in part to increased expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002.

We recognized stock-based compensation expense of approximately $95,000 in fiscal 2004 and $165,000 in fiscal 2005. As a result of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)," which will become effective for us beginning with the first quarter of fiscal 2006, share-based payments granted in future periods will increase compensation expense that would otherwise have been recognized in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees," and outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis. Accordingly, our results of operations in future periods will be adversely affected by this additional stock-based compensation expense. For more information regarding the implementation of SFAS 123R, see "—Recently Issued Accounting Pronouncements" below.

Our success is largely dependent upon our ability to anticipate, identify and respond to the fashion tastes of our customers and to provide merchandise that satisfies customer demands. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on our business, operating results and financial condition.

We have and will continue to incur significant additional legal, accounting, insurance and other expenses as a result of being a public company, which will adversely affect our results of operations, perhaps materially. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations will result in significant legal and accounting costs in the future. See "Item 1A Risk Factors—We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance" and "—Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses."

We may take steps, such as increased promotional activities, to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, particularly if the percentage of net sales derived from private label merchandise increases, may have a material adverse effect on our comparable store sales, financial condition and results of operations. Please refer to "Item 1A Risk Factors—Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business."

Results of Operations

The following table presents, for the periods indicated, selected items in the statements of operations as a percent of net sales:

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005	Fiscal Year Ended January 28, 2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	69.0	67.2	64.6
Gross margin	31.0	32.8	35.4
Selling, general and administrative expenses	24.7	25.0	25.6
Operating profit	6.3	7.8	9.8
Interest income (expense)	(0.2)	(0.1)	0.3
Earnings before income taxes	6.1	7.7	10.1
Provision for income taxes	2.3	2.9	3.8
Net income	3.8%	4.8%	6.3%

Fiscal Year Ended January 28, 2006 Compared with Fiscal Year Ended January 29, 2005

Net Sales

Net sales increased to $205.6 million for fiscal 2005 from $153.6 million for fiscal 2004, an increase of $52.0 million, or 33.9%. This increase in total net sales was due to an increase in comparable store net sales of approximately $21.7 million and an increase in net sales from non-comparable stores of approximately $30.3 million. We sometimes refer to stores that are not comparable stores as "non-comparable stores." For information as to how we define comparable stores, see "—General" above.

Comparable store net sales increased by 14.2% in fiscal 2005 compared to fiscal 2004. This increase was primarily due to higher net sales of men's apparel, juniors' apparel and accessories at our comparable stores. The increase in non-comparable store net sales was primarily due to the opening of 35 new stores subsequent to the end of fiscal 2004.

Gross Margin

Gross margin for fiscal 2005 was $72.8 million compared with $50.4 million for fiscal 2004, an increase of $22.4 million, or 44.4%. As a percentage of net sales, gross margin increased to 35.4% in fiscal 2005 from 32.8% in fiscal 2004. The increase in gross margin as a percentage of net sales was due primarily to the increase in net sales for fiscal 2005 compared to fiscal 2004, which allowed us to leverage certain fixed costs, primarily non-variable occupancy costs, over greater total net sales, improved pricing from some of our vendors due to our larger merchandise purchases and reduced freight costs as a percentage of net sales.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2005 were $52.7 million compared with $38.4 million in fiscal 2004, an increase of $14.3 million, or 37.2%. This increase was primarily the result of costs associated with operating new stores, increases in infrastructure and administrative staff to support our growth and the costs of being a public company, including accounting fees, legal fees, printing expenses and other related expenses. As a percentage of net sales, SG&A expenses increased to 25.6% in fiscal 2005 from 25.0% in fiscal 2004. The increase in SG&A expenses as a percentage of net sales was primarily attributable to an increase in store payroll for new stores of $6.0 million and additional depreciation of $1.5 million and, public company costs of $2.0 million, and to a lesser extent, additional infrastructure and administrative staff costs to support our growth. Our year over year costs, without the newly incurred public company costs would have resulted in a decrease in SG&A expenses as a percentage of net sales. We expect that in fiscal 2006, our SG&A expenses will decline as a percentage of net sales.

Operating Profit

As a result of the above factors, operating profit increased by $8.0 million, or 66.9%, to $20.0 million in fiscal 2005 from $12.0 million in fiscal 2004. As a percentage of net sales, operating profit was 9.8% in fiscal 2005 compared with 7.8% in fiscal 2004.

Provision for Income Taxes

Provision for income taxes was $7.8 million for fiscal 2005 compared with $4.5 million for fiscal 2004. The effective tax rate was 37.9% for fiscal 2005 compared with 38.3% for fiscal 2004.

Net Income

Net income increased by $5.6 million, or 76.8%, to $12.9 million in fiscal 2005 from $7.3 million in fiscal 2004. As a percentage of net sales, net income was 6.3% in fiscal 2005 compared with 4.8% in fiscal 2004.

Fiscal Year Ended January 29, 2005 Compared with Fiscal Year Ended January 31, 2004

Net Sales

Net sales increased to $153.6 million for fiscal 2004 from $117.9 million for fiscal 2003, an increase of $35.7 million, or 30.3%. This increase in total net sales was due to an increase in comparable store net sales of approximately $11.3 million and an increase in net sales from non-comparable stores of approximately $24.4 million.

Comparable store net sales increased by 9.6% in fiscal 2004 compared to fiscal 2003. This increase was primarily due to higher net sales of footwear, snowboard hardgoods, juniors' apparel and accessories at our comparable stores. The increase in non-comparable store net sales was primarily due to the opening of 27 new stores subsequent to the end of fiscal 2003.

Gross Margin

Gross margin for fiscal 2004 was $50.4 million compared with $36.5 million for fiscal 2003, an increase of $13.9 million, or 38.0%. As a percentage of net sales, gross margin increased to 32.8% in fiscal 2004 from 31.0% in fiscal 2003. The increase in gross margin as a percentage of net sales was due primarily to the increase in net sales for fiscal 2004 compared fiscal 2003, which allowed us to leverage certain fixed costs, primarily non-variable occupancy costs, over greater overall net sales, improved pricing from some of our vendors due to our larger merchandise purchases and reduced freight and distribution costs as a percentage of net sales.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2004 were $38.4 million compared with $29.1 million in fiscal 2003, an increase of $9.3 million, or 32.1%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and administrative staff to support our growth. As a percentage of net sales, SG&A expenses increased to 25.0% in fiscal 2004 from 24.7% in fiscal 2003. The increase in SG&A expenses as a percentage of net sales was primarily attributable to an increase in store payroll for new stores of $3.3 million and additional depreciation of $1.6 million and, to a lesser extent, additional infrastructure and administrative staff costs to support our growth, which increased at a faster rate than our net sales.

Operating Profit

As a result of the above factors, operating profit increased by $4.5 million, or 61.0%, to $12.0 million in fiscal 2004 from $7.5 million in fiscal 2003. As a percentage of net sales, operating profit was 7.8% in fiscal 2004 compared with 6.3% in fiscal 2003.

Provision for Income Taxes

Provision for income taxes was $4.5 million for fiscal 2004 compared with $2.7 million for fiscal 2003. The effective tax rate was 38.2% for fiscal 2004 compared with 37.6% for fiscal 2003.

Net Income

Net income increased by $2.8 million, or 62.4%, to $7.3 million in fiscal 2004 from $4.5 million in fiscal 2003. As a percentage of net sales, net income was 4.8% in fiscal 2004 compared with 3.8% in fiscal 2003.

Seasonality and Quarterly Results

As is the case with many retailers of apparel and related merchandise, our business is subject to seasonal influences. As a result, we have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our comparable store sales and operating results. Our net sales and operating results are typically lower in the first and second quarters of our fiscal year, while the winter holiday and back-to-school periods historically have accounted for the largest percentage of our annual net sales. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, calendar shifts of holiday or seasonal periods, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

The following table sets forth selected unaudited quarterly statement of operations data for the periods indicated. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere herein and includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere herein. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal Year Ended January 29, 2005				Fiscal Year Ended January 28, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands except per share data)							
Statement of Operations Data								
Net sales	$24,829	$30,615	$45,138	$53,001	$33,369	$39,407	$57,412	$75,401
Gross margin	$ 6,131	$ 9,101	$16,185	$19,014	$ 9,847	$12,774	$21,413	$28,744
Operating profit (loss)	$ (930)	$ 523	$ 5,576	$ 6,840	$ 17	$ 1,272	$ 8,215	$10,544
Net income (loss)	$ (678)	$ 239	$ 3,459	$ 4,247	$ (40)	$ 848	$ 5,279	$ 6,764
Basic net income (loss) per share	(0.06)	0.02	0.31	0.37	(0.00)	0.06	0.39	0.50
Diluted net income (loss) per share	(0.06)	0.02	0.27	0.32	(0.00)	0.06	0.37	0.47
Number of stores open at end of period	118	129	132	140	146	150	164	174
Comparable store sales increase	8.3%	6.8%	9.0%	12.5%	12.1%	11.3%	9.8%	20.7%

Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal quarter to comparable store sales for the same fiscal quarter in the prior fiscal year. Comparable store sales are based on net sales and stores are considered comparable beginning on the first anniversary of the first day of operations. See "—General" above for more information about how we compute comparable store sales.

Liquidity and Capital Resources

Our primary capital requirements are for capital investments, inventory, store remodeling, store fixtures and ongoing infrastructure improvements such as technology enhancements and distribution capabilities. Historically, our main sources of liquidity have been cash flows from operations and borrowings under our revolving credit facility.

In May 2005, we completed an initial public offering of our common stock in which we sold 1,875,000 shares and certain selling shareholders sold 1,718,750 shares. We received net proceeds from the offering of approximately $29.2 million, after payment of underwriting discounts and commissions and offering expenses. We did not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

The significant components of our working capital are inventory and liquid assets such as cash, marketable securities and receivables, specifically credit card receivables, reduced by short-term debt, accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have payment terms with our vendors.

Our capital requirements include construction and fixture costs related to the opening of new stores and for maintenance and remodeling expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores, and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future. During fiscal 2006, we expect to spend approximately $19.1 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the 42 new stores we plan to open in fiscal 2006, and a smaller amount will relate to equipment, systems and improvements for our distribution center and support infrastructure. However, there can be no assurance that the number of stores that we actually open in fiscal 2006 will not be different from the number of stores we plan to open, or that actual fiscal 2006 capital expenditures will not differ from this expected amount.

We expect cash flows from operations, available borrowings under our revolving credit facility and the remaining net proceeds from our initial public offering will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations, borrowings under our revolving credit facility and the remaining net proceeds from our initial public offering are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Net cash provided by operating activities in fiscal 2005 was $21.1 million, primarily related to income from operations. Net cash provided by operating activities in fiscal 2004 was $16.4 million, primarily related to income from operations and an increase in accrued liabilities, partially offset by an increase in inventory levels. Net cash provided by operating activities in fiscal 2003 was $7.0 million, primarily related to income from operations, partially offset by an increase in inventory levels and a decrease in accounts payable.

Net cash used in investing activities was $51.7 million in fiscal 2005, primarily related to net purchases of marketable securities and capital expenditures for new store openings and existing store renovations. Net cash used in investing activities was $11.1 million in fiscal 2004 and $5.9 million in fiscal 2003, in each case primarily related to capital expenditures for new store openings and existing store renovations.

Net cash provided from financing activities in the fiscal 2005 was $34.3 million, primarily related to proceeds from our initial public offering on May 5, 2005. Net cash used in financing activities in fiscal 2004 was $4.9 million, primarily related to the decrease in our book overdraft. Our book overdraft represents checks that we have issued to pay accounts payable but that have not yet been presented for payment. Net cash used in financing activities in fiscal 2003 was $942,000, primarily related to net repayments of borrowing under our revolving credit facility and net repayments of long-term debt.

We have a $20.0 million secured revolving credit facility with a lender. The revolving credit facility provides for the issuance of commercial letters of credit in an amount not to exceed $7.5 million outstanding at any time and with a term not to exceed 180 days, although the amount of borrowings available at any time under our revolving credit facility is reduced by the amount of letters of credit outstanding at that time. There were no outstanding borrowings under the revolving credit facility at January 29, 2005 or January 28, 2006. The Company had open letters of credit of $671,000 at January 29, 2005 and $374,000 at January 28, 2006. The revolving credit facility bears interest at floating rates based on the lower of the prime rate (7.25% at January 28, 2006) minus a prime margin ranging from 0.75% to 0.10% or the LIBOR rate (4.54% at January 28, 2006) plus a LIBOR margin ranging from 1.40% to 2.15%, in each case depending on the ratio of the Company's adjusted funded debt (as defined in the loan agreement, as amended) to EBITDAR (as defined in the loan agreement, as amended). The revolving credit facility will expire on July 1, 2006. The borrowing capacity can be increased to $25.0 million if we request and if we are in compliance with certain provisions. Our obligations under the revolving credit facility are secured by almost all of our personal property, including, among other things, our inventory, equipment and fixtures. We must also provide financial information and statements to our lender and we must reduce the amount of any outstanding advances under the revolving credit facility to no more than $5.0 million for a period of at least 30 consecutive days of each year. Our revolving credit facility also contains financial covenants that require us to meet certain specified financial ratios, including a debt to earnings ratio, earnings to interest expense ratio and an inventory to debt ratio.

Contractual Obligations and Commercial Commitments

There were no material changes outside the ordinary course of business in our contractual obligations during the fiscal year ended January 28, 2006. Our operating lease obligations are not recognized as liabilities in the financial statements. The following table summarizes the total amount of future payments due under certain of our contractual obligations and the amount of those payments due in future periods as of January 28, 2006:

	Retail Stores	Home Office	Total
Fiscal 2006	$12,664	$ 404	$13,068
Fiscal 2007	12,123	460	12,583
Fiscal 2008	11,472	473	11,945
Fiscal 2009	11,423	486	11,909
Fiscal 2010	10,895	499	11,394
Thereafter	31,568	732	32,300
	$90,145	$3,054	$93,199

We occupy our retail stores and combined home office and distribution center under operating leases generally with terms of seven to ten years. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, substantially all of our store leases provide for additional rental payments (or "percentage rent") if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges and real estate taxes. Amounts in the above table do not include percentage rent, common area maintenance charges or real estate taxes. Most of our lease agreements have defined escalating rent provisions, which we have straight-lined over the term of the lease, including any lease renewals deemed to be probable. For certain locations, we receive cash tenant allowances and we have reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease, including any lease renewals deemed to be probable. Rent expense, including common area maintenance and other occupancy costs, was $13.9 million, $17.1 million and $22.2 million for fiscal 2003, 2004, and 2005, respectively.

Off-Balance Sheet Obligations

Our only off-balance sheet contractual obligations and commercial commitments as of January 28, 2006 related to operating lease obligations and letters of credit. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles in the United States ("GAAP"). We presently do not have any non-cancelable purchase commitments. At January 28, 2006, we had outstanding purchase orders to acquire merchandise from vendors for approximately $38.9 million. These purchases are expected to be financed by cash flows from operations and borrowings under our revolving credit facility. We have an option to cancel these commitments with no notice prior to shipment. At January 28, 2006, we had $374,000 of letters of credit outstanding under our revolving credit facility.

Impact of Inflation

We do not believe that inflation has had a material impact on our net sales or operating results for the past three fiscal years.

Quantitative and Qualitative Disclosures About Market Risk

During different times of the year, due to the seasonality of our business, we have borrowed under our revolving credit facility. To the extent we borrow under our revolving credit facility, which bears interests at floating rates based either on the prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. At January 28, 2006, we had no borrowings outstanding under our credit facility. We are not a party to any derivative financial instruments.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk, and financial condition. We believe, given current facts and circumstances that our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

Valuation of merchandise inventories. We carry our merchandise inventories at the lower of cost or market. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on our current rate of sale, the age of the inventory and other factors. Actual final sales prices to our customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross margin. Historically, any additional write-downs have not been significant and we do not adjust the historical carrying value of merchandise inventories upwards based on actual sales experience.

Leasehold improvements and equipment. We review the carrying value of our leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset or group of assets. Generally, fair value will be determined using valuation techniques, such as the expected present value of future cash flows. The actual economic lives of these assets may be different than our estimated useful lives, thereby resulting in a different carrying value. These evaluations could result in a change in the depreciable lives of those assets and therefore our depreciation expense in future periods.

Revenue recognition and sales returns reserve. We recognize revenue upon purchase by customers at our retail store locations or upon shipment for orders placed through our website as both title and risk of loss have transferred. We offer a return policy of generally 30 days and we accrue for estimated sales returns based on our historical sales returns results. The amounts of these sales returns reserves vary during the year due to the seasonality of our business. Actual sales returns could be higher or lower than our estimated sales returns due to customer buying patterns that could differ from historical trends.

Stock-based compensation. We account for stock-based employee compensation arrangements on the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations. We comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which requires fair value recognition for employee stock-based compensation.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in fiscal 2006. The effect of adopting this statement is not expected to be significant to our financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)" ("FAS 123R"). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based payments using APB 25, "Accounting for Stock Issued to Employees" and generally requires that such transactions be accounted for using a fair value method. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that delays SFAS 123R compliance for public companies.

Under the SEC rule, the provisions of this statement are effective for public companies for annual periods beginning after June 15, 2005 and will become effective for the Company beginning with the first quarter of fiscal 2006. We have not yet determined which transaction method we will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on our financial position and results of operations will be determined by share-based payments granted in future periods and will increase the compensation expense that would otherwise have been recognized in accordance with APB 25. In addition, outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets." This statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005 and became effective for us beginning with the third quarter of fiscal 2005. Historically, we have not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard Our adoption of this statement in fiscal 2005 did not have a material impact on our results of operations, financial position or cash flow.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections." This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle. The provisions of this statement become effective for fiscal periods beginning after December 15, 2005. The standard dictates that changes in accounting principle that are a result of a new pronouncement shall be subject to the reporting provisions of that pronouncement if they exist.

The Financial Accounting Standards Board has published FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligation, to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is intended to provide (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets, because it recognizes additional asset retirement costs as part of the assets' carrying amounts. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Historically, we have not had conditional asset retirement obligations, but future transactions will be accounted for under the standard. Our adoption of this statement in fiscal 2005 did not have a material impact on our results of operations, financial position or cash flow.

In September 2005, the Emerging Issues Task Force issued abstract no. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination". This issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Historically, we have not had such improvements and therefore do not expect this issue to have a material impact on results of operations, financial position or cash flow.

Risk Factors, Issues and Uncertainties

Please refer to the information set forth under Item 1A above for a discussion of risk factors, issues and uncertainties that our business faces.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are susceptible to market value fluctuations with regard to our short-term investments. However, due to the relatively short maturity period of those investments and our intention and ability to hold those investments until maturity, the risk of material market value fluctuations is not expected to be significant.

During different times of the year, due to the seasonality of our business, we have borrowed under our revolving credit facility. To the extent we borrow under our revolving credit facility, which bears interests at floating rates based either on the prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. At January 28, 2006, we had no borrowings outstanding under our credit facility. We are not a party to any derivative financial instruments.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is set forth in "Index to the Consolidated Financial Statements."

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). Based on this evaluation, our CEO and CFO concluded that, as of January 28, 2006, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) during the quarter ended January 28, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Information regarding our directors and executive officers is presented under the headings "Election of Directors," "Security Ownership of Certain Beneficial Owners and Management," and "Executive Officers," in our definitive proxy statement for use in connection with our 2006 Annual Meeting of Shareholders (the "Proxy Statement") that will be filed within 120 days after our fiscal year ended January 28, 2006, and is incorporated herein by this reference thereto.

Item 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is presented under the headings "Executive Compensation" and "Aggregate Option/SAR Exercises and Year End Option/SAR Value" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is presented under the heading "Certain Relationships and Related Transactions" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Registered Public Accounting Firm for Fiscal Year 2005 and 2004" in our Proxy Statement, and is incorporated herein by this reference thereto.

PART IV

Item 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENTS.

a) Exhibits and Consolidated Financial Statements

1. Consolidated Financial Statements can be found under Item 8 of Part II of this Form 10-K.
2. The Exhibit Index is found on the next page of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUMIEZ INC.

/s/ RICHARD M. BROOKS	3/22/06
Signature	Date
By: Richard M. Brooks, Jr., *President and Chief Executive Officer, Director*	
/s/ BRENDA I. MORRIS	3/22/06
Signature	Date
By: Brenda I. Morris, *Chief Financial Officer*	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS D. CAMPION	3/22/06	/s/ WILLIAM M. BARNUM, JR.	3/22/06
Signature	Date	Signature	Date
Thomas D. Campion, *Chairman*		William M. Barnum, Jr., *Director*	
/s/ THOMAS E. DAVIN	3/22/06	/s/ STEVEN W. MOORE	3/22/06
Signature	Date	Signature	Date
Thomas E. Davin, *Director*		Steven W. Moore, *Director*	
/s/ GERALD F. RYLES	3/22/06	/s/ MATTHEW L. HYDE	3/22/06
Signature	Date	Signature	Date
Gerald F. Ryles, *Director*		Matthew L. Hyde, *Director*	

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Zumiez Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Zumiez Inc. and its subsidiary at January 28, 2006 and January 29, 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
March 21, 2006

ZUMIEZ INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	January 29, 2005	January 28, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 1,026	$ 4,737
Marketable securities	—	38,264
Receivables	1,911	3,746
Inventory	23,230	30,559
Prepaid expenses and other	1,166	711
Deferred tax assets	859	938
Total current assets	28,192	78,955
Leasehold improvements and equipment, net	26,619	35,456
Total assets	$54,811	$114,411
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$11,240	$ 18,623
Book overdraft	429	—
Accrued payroll and payroll taxes	2,561	4,388
Income taxes payable	2,611	3,309
Current portion of deferred rent and tenant allowances	1,045	900
Other accrued liabilities	5,550	4,378
Total current liabilities	23,436	31,598
Long-term deferred rent and tenant allowances, less current portion	4,065	7,595
Deferred tax liabilities	1,511	1,534
Total liabilities	$29,012	$ 40,727
Commitments and contingencies (Note 9)		
Shareholders' equity		
Preferred stock, no par value, 20,000,000 shares authorized; none issued and outstanding at January 29, 2005 and January 28, 2006	—	—
Common stock, no par value, 50,000,000 shares authorized; 11,305,261 and 13,629,649 shares issued and outstanding at January 29, 2005 and January 28, 2006, respectively	44	34,770
Employee stock options	95	260
Accumulated other comprehensive loss	—	(5)
Retained earnings	25,808	38,659
Receivable from parent	(148)	—
Total shareholders' equity	25,799	73,684
Total liabilities and shareholders' equity	$54,811	$114,411

The accompanying notes are an integral part of these consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005	Fiscal Year Ended January 28, 2006
Net sales	$ 117,857	$ 153,583	$ 205,589
Cost of goods sold	81,320	103,152	132,811
Gross margin	36,537	50,431	72,778
Selling, general and administrative expenses	29,076	38,422	52,730
Operating profit	7,461	12,009	20,048
Interest income (expense)	(293)	(250)	648
Other income (expense)	8	8	(1)
Earnings before income taxes	7,176	11,767	20,695
Provision for income taxes	2,701	4,500	7,844
Net income	$ 4,475	$ 7,267	$ 12,851
Basic net income per share	$ 0.40	$ 0.64	$ 0.99
Diluted net income per share	$ 0.35	$ 0.56	$ 0.94
Weighted average shares outstanding			
Basic	11,305,261	11,305,261	12,939,837
Diluted	12,811,855	12,938,858	13,688,342

The accompanying notes are an integral part of these consolidated financial statements

ZUMIEZ INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Employee Stock Options	Accumulated Other Comprehensive Loss	Retained Earnings	Receivable from Parent	Total
	Shares	Amount					
Balance at February 1, 2003	11,305	$ 44	$ —	$—	$14,066	$(143)	$13,967
Cost incurred on behalf of parent	—	—	—	—	—	(4)	(4)
Net income	—	—	—	—	4,475	—	4,475
Balance at January 31, 2004	11,305	$ 44	$ —	$—	$18,541	$(147)	$18,438
Stock based compensation	—	—	95	—	—	—	95
Cost incurred on behalf of parent	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	7,267	—	7,267
Balance at January 29, 2005	11,305	$ 44	$ 95	$—	$25,808	$(148)	$25,799
Common shares issued through initial public offering	1,875	29,191	—	—	—	—	29,191
Exercise of common stock options, including tax benefit of $4,457	450	5,535	—	—	—	—	5,535
Stock based compensation	—	—	165	—	—	—	165
Cost incurred on behalf of parent	—	—	—	—	—	(1)	(1)
Parent receivable forgiven	—	—	—	—	—	149	149
Unrealized gains and losses, net	—	—	—	(5)	—	—	(5)
Net income	—	—	—	—	12,851	—	12,851
Balance at January 28, 2006	13,630	$34,770	$260	$(5)	$38,659	$ —	$73,684

The accompanying notes are an integral part of these consolidated financial statements

ZUMIEZ INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended		
	January 31, 2004	January 29, 2005	January 28, 2006
Cash flows from operating activities			
Net income	$ 4,475	$ 7,267	$ 12,851
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	4,185	5,857	7,535
Deferred tax benefit (expense)	804	(16)	(56)
Stock compensation expense	—	95	165
Loss on disposal of assets	33	126	33
Changes in operating assets and liabilities			
Receivables	(272)	(872)	(1,835)
Inventory	(1,957)	(1,456)	(6,307)
Prepaid expenses	(79)	(771)	455
Trade accounts payable	(2,423)	995	6,361
Accrued payroll and payroll taxes	449	952	1,827
Income taxes payable	826	765	698
Other accrued liabilities	564	3,397	(1,024)
Deferred rent	370	48	383
Net cash provided by operating activities	$ 6,975	$ 16,387	$ 21,086
Cash flows from investing activities			
Additions to leasehold improvements and equipment	$ (5,937)	$(11,060)	$(13,386)
Purchases of marketable securities	—	—	(72,651)
Sales and maturities of marketable securities	—	—	34,365
Net cash used in investing activities	$ (5,937)	$(11,060)	$(51,672)
Cash flows from financing activities			
Change in book overdraft	$ 1,690	$ (4,035)	$ (429)
Borrowings on revolving credit facility	25,620	37,852	19,750
Payments on revolving credit facility	(27,165)	(38,152)	(19,750)
Proceeds from sale of stock	—	—	34,726
Principal payments on long-term debt	(1,087)	(544)	—
Net cash provided by (used in) financing activities	$ (942)	$ (4,879)	$ 34,297
Net increase in cash and cash equivalents	$ 96	$ 448	$ 3,711
Cash and cash equivalents			
Beginning of period	482	578	1,026
End of period	$ 578	$ 1,026	$ 4,737
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 265	$ 250	$ 61
Cash paid during the period for income taxes	1,172	3,812	2,746

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature and Ownership of Business and Basis of Presentation

Nature of Business—Zumiez Inc. (the "Company") is a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 28, 2006, the Company operated 174 stores primarily located in shopping malls, giving the Company a presence in 19 states. The Company's stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, bicycle motocross (or "BMX") and motocross. The Company supports the action sports lifestyle and promotes its brand through a multi-faceted marketing approach that is designed to integrate its brand image with its customers' activities and interests. In addition, the Company operates a website which sells merchandise online and provides content and a community for its target customers. The Company, based in Everett, WA, was formed in August 1978 and operates within one reportable segment.

Change in Ownership—Effective November 4, 2002, 95% of the shares of the Company were transferred to Zumiez Holdings LLC (the "Parent") in exchange for cash, the redemption of a note receivable and the creation of two notes payable to two of the shareholders (the "Transaction"). In connection with the Transaction, the Company entered into common stock redemption agreements with two shareholders. Pursuant to the terms of the redemption agreements with these shareholders, the Company redeemed 1,485,651 shares of its common stock held by one shareholder for an aggregate purchase price of approximately $7.7 million, which amount was paid by the Company through delivery of a note payable for approximately $6.2 million and the cancellation of a $1.5 million note receivable and the Company redeemed 159,095 shares of common stock held by the other shareholder for an aggregate purchase price of approximately $829,000, which amount was paid by the Company through delivery of a note payable for approximately $829,000. Each of these notes payable has been paid in full.

Also on November 4, 2002, approximately 43% of the Parent was sold to certain affiliates (the "Brentwood Affiliates") of Brentwood Private Equity III, LLC, a private equity firm, for approximately $25.3 million, of which approximately $17.1 million was distributed to two of the original shareholders of the Company. The Transaction did not result in a change in the operating control of the Company. While the Brentwood Affiliates have certain protective rights regarding their investment in the Parent, and therefore the Company, two of the Company's shareholders continue to serve in the function of the primary operating roles of the Company Chairman and Chief Executive Officer. In fiscal 2002, 2003 and 2004 the Company paid Brentwood Private Equity III, LLC consulting fees of $31,000, $200,000 and $200,000, respectively, under a Corporate Development and Administrative Services Agreement.

As part of the Transaction, the Company also authorized 20,000,000 shares of preferred stock, with a no par value. Subsequent to January 1, 2003 and prior to March 1, 2004, the Company had the right to require the Brentwood Affiliates to purchase at least $5.0 million, but no more than $10.0 million in the aggregate, of preferred stock. The Company did not exercise this right and no preferred stock was issued.

Also effective November 4, 2002, the Company terminated its Subchapter S tax election and elected to be taxed as a Subchapter C corporation under the Internal Revenue Code. As a result, the Company has been subject to federal and state income taxes beginning as of November 4, 2002. Prior to this date, the shareholders were taxed on the earnings of the Company on their personal income tax returns, in accordance with Subchapter S of the Internal Revenue Code. Therefore, no provision for income taxes or deferred taxes is recorded in these financial statements for operating results through November 3, 2002. Upon the conversion to a Subchapter C corporation, the Company recorded a net deferred tax asset of $373,000.

In May 2005, the Company completed an Initial Public Offering which terminated the agreements described above.

Fiscal Year—The Company uses a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. "Fiscal 2004" was the 52-week period ended January 29, 2005. The first nine months of fiscal 2005 was the 39-week period ended October 29, 2005.

Reincorporation—On April 29, 2005, the Company reincorporated in the State of Washington from the State of Delaware. In connection with the reincorporation, the Company filed new articles of incorporation and adopted new bylaws. The new articles of incorporation changed the Company's common stock from $0.01 par value per share to no par value per share and increased the Company's authorized capital stock.

Initial Public Offering—In May 2005, the Company completed an initial public offering of its common stock in which the Company sold 1,875,000 shares and certain selling shareholders sold 1,718,750 shares. The Company received net proceeds from the offering of approximately $29.2 million, after payment of underwriting discounts and commissions and offering expenses. The Company did not receive any of the proceeds from the sale of shares of common stock by the selling shareholders. Prior to this initial public offering, the Company was a majority owned subsidiary of the Parent, a holding company with no operating activities. The financial position and operating results of the Parent are not included in the Company's financial statements included herein. In connection with the completion of the initial public offering, the Parent was dissolved.

Secondary Offering—On November 8, 2005, a secondary offering of shares of the Company's common stock by certain of its shareholders was priced at $35.60 per share. The offering consisted of 2,731,250 shares of common stock, including 356,250 shares that were subject to the underwriters' over-allotment option. All of the shares were sold by shareholders of the Company and, as a result, the Company did not receive any of the proceeds from the offering.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Zumiez, Inc. and its subsidiary, Zumiez Nevada, LLC. All significant intercompany transactions and balances are eliminated in consolidation.

2. Summary of Significant Accounting Policies

Comprehensive Income—Comprehensive income represents all changes in equity during a period except those resulting from investments by and distributions to shareholders. There was no difference between net income and comprehensive income for fiscal 2003 and 2004. Comprehensive income for fiscal 2005 was $12,846,000 comprised of $12,851,000 of net income and $5,000 of net unrealized losses on our available-for-sale securities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates can also affect supplemental information disclosed by the Company, including information about contingencies, risk, and financial condition. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. Some of the more significant estimates include the allowance for sales returns, the reserve for inventory valuation estimates, medical insurance reserve and the expected useful lives of fixed assets. Actual results could differ from those estimates.

Concentration of Risk—The Company maintains its cash and cash equivalents in accounts with one major financial institution in the United States of America, in the form of demand deposits, certificates of deposits and money market accounts. Deposits in this bank may exceed the amounts of federal deposit insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are primarily derived from credit card purchases from customers and are typically settled within one to two days.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash—At January 29, 2005, restricted cash consisted of a certificate of deposit held for the lessor of the Company's former combined home office and distribution center of $32,000 and is included in prepaid expenses and other. At January 28, 2006, the Company had no restricted cash balances.

Receivables—Consist primarily of tenant allowances and credit card transactions that remain outstanding at the end of the period. The Company does not extend credit to its customers, except through third-party credit cards.

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market. The cost of merchandise inventories are based upon an average cost methodology and inventory costs are removed on a first-in, first-out. Merchandise inventories may include items that have been written down to the Company's best estimate of their net realizable value. The Company's decisions to write-down its merchandise inventories are based on its current rate of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than the Company's estimated sales prices and could result in a fluctuation in gross profit. Historically, any additional write-downs have not been significant and the Company does not adjust the historical carrying value of merchandise inventories upwards based on actual sales experience.

Leasehold Improvements and Equipment—Leasehold improvements and equipment are stated at cost less accumulated depreciation. Amortization of leasehold improvements is computed on the straight-line method over the lesser of an asset's estimated useful life or the lease term (generally 7-10 years), whichever is shorter. Depreciation on furniture, fixtures and equipment is computed on the straight-line method over five years. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the statement of operations.

Valuation of Long-Lived Assets—The Company has adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset, or group of assets. Generally, fair value will be determined using accepted valuation techniques, such as the present value of expected future cash flows.

Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments," requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS 107 as financial instruments. Financial instruments are generally defined by SFAS 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At January 29, 2005 and January 28, 2006, the carrying amounts of cash and cash equivalents, receivables, payables and other accrued liabilities approximated fair value because of the short maturity of these financial instruments. The carrying value of marketable securities, the long-term debt and the revolving credit facility approximate the fair value because these financial instruments have floating interest rates which reflect current market conditions.

Deferred Rent, Rent Expense and Tenant Allowances—The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of seven to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location, using a mid-month convention. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease. Also included in rent expense are payments of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments.

Income Taxes—The provision for income taxes includes both current and deferred tax expenses. Current tax expense is the amount associated with current operating results. The Company follows the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary difference between the carrying amounts and the tax bases of the assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax asserts to the amount expected to be realized.

Revenue Recognition—Sales are recognized upon purchase by customers at the Company's retail store locations or upon shipment for orders placed through the Company's website as both title and risk of loss have transferred. The Company records the sale of gift cards as a current liability and recognizes revenue when a customer redeems a gift card. The Company reports shipping revenues and costs within sales and cost of goods sold, respectively. The Company accrues for estimated sales returns by customers based on historical sales return results. Sales return reserves were insignificant for all periods presented. The Company offers a return policy of generally 30 days.

The Company does not extend credit to customers, except through third-party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales.

The Company records a liability when gift cards are issued and recognizes revenue when gift cards are redeemed. The Company has the right to assess gift card dormancy fees, but has historically not done so.

The Company presents its merchandise assortment as a percentage of net sales for the following categories: "Men's", which includes men's apparel; "Women's", which includes women's apparel; and "Accessories and Other", which includes all other merchandise (e.g., hardgoods, accessories, footwear, etc.). The percentage of net sales for each of the aforementioned categories for fiscal 2003, fiscal 2004 and fiscal 2005 was as follows:

	Fiscal Year Ended		
	January 31, 2004	January 29, 2005	January 28, 2006
Men's	29.6%	32.1%	30.0%
Women's	16.4	16.0	17.0
Accessories and Other	54.0	51.9	53.0
Total	100.0%	100.0%	100.0%

Cost of Goods Sold—Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at the distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which the Company's competitors or other retailers compute their cost of goods sold.

Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at the home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which the Company's competitors or other retailers compute their selling, general and administrative expenses. The Company does receive insignificant amounts of cash consideration from vendors which have been reported as a reduction of expenses as the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

Advertising—The Company expenses advertising costs as incurred. Advertising expenses are net of sponsorships. Advertising expense was approximately $295,000, $235,000 and $250,000 in fiscal 2003, 2004 and 2005, respectively.

Net Income per Share—Basic net income per common share is computed using the weighted average number of shares outstanding. Diluted net income per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Incremental shares of 1,506,595, 1,633,597 and 748,505 in fiscal 2003, 2004 and 2005, respectively, were used in the calculation of diluted net income per common share.

Stock Compensation—The Company has stock-based employee compensation plans, which are described further in note 6. The Company accounts for stock-based employee compensation arrangements on the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations. The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which requires fair value recognition for employee stock-based compensation.

If the computed fair values of the awards had been amortized to expense over the vesting period of the awards, pro forma net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share data):

	Fiscal Year Ended		
	January 31, 2004	January 29, 2005	January 28, 2006
Net income, as reported	$4,475	$7,267	$12,851
Add: Stock-based compensation expense, as reported, net of tax	—	59	102
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(118)	(313)	(362)
Pro forma net income	4,357	7,013	12,591
Net income per share:			
Basic—as reported	$ 0.40	$ 0.64	$ 0.99
Basic—pro forma	$ 0.39	$ 0.62	$ 0.97
Diluted—as reported	$ 0.35	$ 0.56	$ 0.94
Diluted—pro forma	$ 0.34	$ 0.54	$ 0.92

Merchandise Risk—The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

Recent accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in fiscal 2006. The effect of adopting this statement is not expected to be significant to the Company's financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)" ("FAS 123R"). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based payments using APB 25, "Accounting for Stock Issued to Employees" and generally requires that such transactions be accounted for using a fair value method. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that delays SFAS 123R compliance.

Under the SEC rule, the provisions of this statement are effective for public companies for annual periods beginning after June 15, 2005 and will become effective for the Company beginning with the first quarter of fiscal 2006. The Company has not yet determined which transaction method it will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on the Company's financial position and results of operations will be determined by share-based payments granted in future periods and will increase the compensation expense that would otherwise have been recognized in accordance with APB 25. In addition, outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets." This statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005 and became effective for the Company beginning with the third quarter of fiscal 2005. Historically, the Company has not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard. The Company's adoption of this statement in fiscal 2005 did not have a material impact on our results of operations, financial position or cash flow.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections." This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle. The provisions of this statement become effective for fiscal periods beginning after December 15, 2005. The standard dictates that changes in accounting principle that are a result of a new pronouncement shall be subject to the reporting provisions of that pronouncement if they exist.

The Financial Accounting Standards Board has published FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligation,* to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is intended to provide (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets, because it recognizes additional asset retirement costs as part of the assets' carrying amounts. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Historically, the Company has not had conditional asset retirement obligations, but future transactions will be accounted for under the standard. The Company's adoption of this statement in fiscal 2005 did not have a material impact on our results of operations, financial position or cash flow.

In September 2005, the Emerging Issues Task Force issued abstract no. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination". This issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. The Company has not had any such improvements during the fiscal years ended January 29, 2005 and January 28, 2006. Historically, the Company has not had such improvements and therefore does not expect this issue to have a material impact on results of operations, financial position or cash flow.

3. Leasehold Improvements and Equipment

Leasehold improvements and equipment consist of the following:

	January 29, 2005	January 28, 2006
	(In thousands)	
Leasehold improvements and other equipment	$ 29,706	$ 38,452
Computer equipment	4,179	5,780
Fixtures and other	13,875	19,203
	47,760	63,435
Less accumulated depreciation	(21,141)	(27,979)
	$ 26,619	$ 35,456

Depreciation expense on leasehold improvements and equipment was $4.2 million, $5.9 million and $7.5 million for fiscal 2003, 2004 and 2005, respectively.

4. Long-Term Debt

In May 2003 the Company entered into an agreement for a new revolving credit facility of $20,000,000. The revolving credit facility has a $7,500,000 sub-limit for the issuance of letters of credit with 180 day maximum maturity. The outstanding borrowings under the revolving credit facility were $300,000 at January 31, 2004. The Company also had open letters of credit of $447,000 at January 31, 2004.

In September 2004 the Company entered into a loan modification agreement to the existing revolving credit facility. The loan modification agreement reduced certain applicable interest rates and extended the maturity date of the revolving credit facility to July 1, 2006. The borrowing capacity can be increased to $25.0 million if the Company requests and if the Company is in compliance with certain provisions. There were no outstanding borrowings under the revolving credit facility at January 29, 2005 or January 28, 2006. The Company had open letters of credit of $671,000 at January 29, 2005 and $374,000 at January 28, 2006. The revolving credit facility bears interest at floating rates based on the lower of the prime rate (7.25% at January 28, 2006) minus a prime margin ranging from 0.75% to 0.10% or the LIBOR rate (4.54% at January 28, 2006) plus a LIBOR margin ranging from 1.40% to 2.15%, in each case depending on the ratio of the Company's adjusted funded debt (as defined in the loan agreement, as amended) to EBITDAR (as defined in the loan agreement, as amended). The Company's obligations under the revolving credit facility are secured by almost all of its personal property, including, among other things, inventory, equipment and fixtures. The Company must reduce the amount of any outstanding advances under the revolving credit facility to no more than $5.0 million for a period of at least 30 consecutive days each year. The revolving credit facility also contains financial covenants that require the Company to meet specified financial ratios, including a debt to earnings ratio, earnings to interest expense ratio and inventory to debt ratio. The Company was in compliance with all covenants at January 28, 2006 and for the year then ended.

5. Income Taxes

The components of deferred income taxes are:

	January 29, 2005	January 28, 2006
	(In thousands)	
Deferred tax assets		
Deferred rent	$ 1,891	$ 3,313
Inventory	784	989
Employee benefits, including stock based compensation	202	281
Total deferred tax assets	2,877	4,583
Deferred tax liabilities		
Property and equipment	(3,437)	(4,948)
Prepaid expenses	(92)	(231)
Total deferred tax liabilities	(3,529)	(5,179)
Net deferred tax liability	$ (652)	$ (596)

The components of the provision (benefit) for income taxes are:

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005	Fiscal Year Ended January 28, 2006
		(In thousands)	
Current			
Federal	$1,526	$3,831	$7,243
State	371	685	1,334
Total current	1,897	4,516	8,577
Deferred			
Federal	740	(21)	(656)
State	64	5	(77)
Total deferred	804	(16)	(733)
Provision for income taxes	$2,701	$4,500	$7,844

The reconciliation of the income tax provision at the U.S. federal statutory rate to the Company's effective income tax rate is as follows for the fiscal year ended:

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005	Fiscal Year Ended January 28, 2006
Expected U.S. federal income taxes at statutory rates	34.0%	34.0%	35.0%
State and local income taxes, net of federal effect	3.4	3.9	4.0
Permanent differences	0.2	0.5	0.6
Other	—	(0.1)	(1.7)
	37.6%	38.3%	37.9%

6. Stock Options

During fiscal 1997, the Company adopted the 1993 Stock Option Plan (the "1993 Plan") to provide for the granting of nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 1993 Plan Committee (the "Committee").

The date of grant, option price, vesting period and other terms specific to options granted under the 1993 Plan are determined by the Committee. All stock options granted under the 1993 Plan vest over a fixed period and expire no later than ten years from the date of grant. No additional awards may be made under the 1993 Plan. Prior to fiscal 2004, the option price for all options granted was equal to the fair market value of the Company's common stock at the date of grant.

During fiscal 2004, the Company adopted the 2004 Stock Option Plan (the "2004 Plan") to provide for the granting of incentive stock options and nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 2004 Plan Committee. The terms of the 2004 Plan are generally the same as the 1993 Plan. The Company has authorized 3,682,793 shares of common stock for issuance under the 2004 Plan. The Company does not plan on making any new stock option grants under the 2004 Plan.

The Company adopted the 2005 Equity Incentive Plan (the "2005 Plan") on January 24, 2005 and the Company's shareholders approved it on April 27, 2005. Unless sooner terminated by the Board, the 2005 Plan will terminate on the day before the tenth anniversary of the date that the 2005 Plan was approved by the Company's shareholders. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to the Company's employees (including officers), directors and consultants..

The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Plan will not exceed 2,925,000 plus (1) the number of shares that are subject to awards under the 2005 Plan, the 1993 Plan or the 2004 Plan that have been forfeited or repurchased by us or that have otherwise expired or terminated, (2) at our option, the number of shares that were reserved for issuance under the 2004 Plan but that were not subject to a grant under such plan at the completion of the Company's initial public offering in May 2005, and (3) an annual increase on the first business day of each fiscal year such that the total number of shares available for issuance under the 2005 Plan shall equal 15% of the total number of shares of common stock outstanding on such business day; provided, that with respect to such annual increase, the Board may designate a lesser number of additional shares or no additional shares during such fiscal year. In no event, however, will the aggregate number of shares available for award under the 2005 Plan exceed 4,387,500 shares. As a result of this limitation on the aggregate number of shares available for award under the 2005 Plan, of the 3,307,297 shares of the Company's common stock that were reserved for issuance under our 2004 Plan but that were not subject to grants under that plan at the completion of the initial public offering, up to 1,462,500 shares may currently be added to the shares of common stock that may be issued pursuant to awards granted under the 2005 Plan pursuant to clause (2) of the first sentence of this paragraph; however, the Company does not currently intend to add any of those shares to the 2005 Plan.

As of January 28, 2006, no options to purchase shares of common stock were outstanding and no shares had been issued under the 2005 Plan.

During fiscal 2004, the Company issued stock options to certain employees with exercise prices below the fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the fair market value of the Company's stock at the grant date. During the fiscal 2004 and 2005, the Company recorded stock-based compensation of $95,000 and $165,000, respectively, related to these options. Stock-based compensation expense is currently recognized over the vesting period of the awards, generally five to eight years. Excluding the impact of the adoption of FAS 123R, future compensation expense to be recognized through fiscal 2012 associated with these grants will be $796,000.

All grants of stock options have been to employees of the Company. The fair values of the options granted under the Plan and the 2004 Plan were estimated using the minimum-value method with the assumptions from the table below:

	Fiscal Year Ended	
	January 31, 2004	January 29, 2005
Dividend yield	—%	—%
Average expected life (in years):	5.00	6.77
Average risk-free interest rate:		
Expected lives—Eight years	—%	3.97%
Expected lives—Five years	3.30%	3.41%

No stock options were granted during fiscal 2005.

The following table summarizes stock option activity:

	Fiscal Year Ended					
	January 31, 2004		January 29, 2005		January 28, 2006	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding at beginning of fiscal year	1,452,828	$ 2.25	1,533,700	$ 2.47	1,855,397	$ 3.54
Options granted during the fiscal year	134,670	5.21	400,119	7.73	—	—
Options exercised during the fiscal year	—	—	—	—	(449,388)	(2.40)
Options forfeited during the fiscal year	(53,798)	(3.55)	(78,422)	(3.92)	—	—
Options outstanding at end of fiscal year	1,533,700	$ 2.47	1,855,397	$ 3.54	1,406,009	$ 3.91
Weighted-average fair value of options granted during the fiscal year		$ 0.71		$ 2.27		N/A
Options exercisable	672,693	$ 1.77	860,057	$ 2.03	660,911	$ 2.43

The following table summarizes information concerning outstanding and exercisable options at January 28, 2006:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Number of Options
$0.46	176,374	1.9	176,374
2.17	449,741	3.3	301,794
3.55	334,545	5.6	119,350
5.21	79,534	7.3	18,123
7.73	365,815	8.4	45,270
Total	1,406,009		660,911

7. Related Party Transactions

During fiscal 2004, the Company paid $1,000 in fees on behalf of the Parent. At January 29, 2005, due to additional such payments by the Company, the Company had a balance of fees receivable from Parent of $148,000. This amount is reported in shareholders' equity. During fiscal 2005, the Company paid $1,000 in fees on behalf of its Parent, resulting in a balance of $149,000, which was forgiven and the Parent was subsequently dissolved in connection with the Company's initial public offering. This amount was reported in shareholders' equity and expensed to selling, general and administrative expense.

In fiscal 2003, 2004 and 2005 the Company paid Brentwood Private Equity III, LLC a consulting fee of $200,000, $200,000 and $53,000, respectively, under a Corporate Development and Administrative Services Agreement. This agreement was subsequently terminated in connection with the initial public offering.

8. Commitments and Contingencies

Leases—The Company is committed under operating leases for all of its retail store locations. In addition to minimum future lease payments, all store leases provide for additional rental payments based on sales, as well as common area maintenance charges. During fiscal 2004, the Company entered into a lease for a new combined home office and distribution center under a noncancelable operating lease agreement that expires in July 2012, with two renewal options. For leases that have fixed escalation clauses, minimum rents are recognized on a straight-line basis over the term of the lease.

Rent expense, including common area maintenance and other occupancy costs, was $13.9 million, $17.1 million and $22.2 million for fiscal 2003, 2004, and 2005, respectively.

Future minimum commitments (in thousands) on all leases at January 28, 2006 are as follows:

	Retail Stores	Home Office	Total
Fiscal 2006	$12,664	$ 404	$13,068
Fiscal 2007	12,123	460	12,583
Fiscal 2008	11,472	473	11,945
Fiscal 2009	11,423	486	11,909
Fiscal 2010	10,895	499	11,394
Thereafter	31,568	732	32,300
	$90,145	$3,054	$93,199

Purchase Commitments—The Company had outstanding purchase orders to acquire merchandise from vendors for approximately $38.9 million at January 28, 2006. These purchases are expected to be financed by cash flows from operations and the Company's revolving credit facility. The Company has an option to cancel such commitments with no notice prior to shipment.

Litigation—The Company is involved from time to time in litigation incidental to its business and, from time to time, the Company may make provisions for potential litigation losses. The Company follows SFAS 5, "Accounting for Contingencies" when assessing pending or potential litigation. Management believes, after considering a number of factors and the nature of the contingencies to which the Company is subject, that the outcome of these contingencies will not have a material adverse effect upon the results of operations or financial condition of the Company.

Insurance Reserves—The Company is responsible for medical insurance claims up to a specified aggregate amount. The Company maintains a reserve for estimated medical insurance claims based on historical claims experience and other estimated assumptions. The Company follows SFAS 5, "Accounting for Contingencies" when assessing pending or potential claims.

Employment Agreement—The Company has an employment agreement in place with a key employee. The agreement provides that if the Company terminates the employee's employment without cause or if he terminates his employment for good reason, the employee could be entitled to continue to receive his base salary up to a maximum commitment of $315,000.

10. Employee Benefit Plans

The Zumiez Investment Plan (Z.I.P.) is a qualified plan under Section 401(k) of the Internal Revenue Code. Employees that have been with the Company for a year, work an average of thirty hours a week and are twenty-one or older are eligible to participate in the Z.I.P. The Company's 401(k) matching and profit-sharing contributions are discretionary and are determined annually by the Company. The Company contributed $55,000, $125,000, and $225,000 to the plan during fiscal 2003, 2004 and 2005, respectively.

The Company offers an Employee Stock Purchase Plan (the "ESPP") for eligible employees to purchase the Company's common stock at a 15% discount of the lesser of fair market value of the stock on the first business day or the last business day of the offering period. The ESPP provides for six month offering periods commencing on October 1 and April 1 of each year. Employees can contribute up to 15% of their pay but may not exceed $25,000 in a calendar year. The maximum number of shares an employee may purchase during an offering period is 2,000 shares. Employees are eligible to participate in the ESPP if they work at least 20 hours a week and at least five months in a calendar year.

11. Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

	Fiscal Year Ended		
	January 31, 2004	January 29, 2005	January 28, 2006
Net income	$ 4,475	$ 7,267	$ 12,851
Weighted average common shares for basic net income per share	11,305,261	11,305,261	12,939,837
Dilutive effect of stock options	1,506,594	1,633,597	748,505
Weighted average common shares for diluted net income per share	12,811,855	12,938,858	13,688,342
Basic net income per share	$ 0.40	$ 0.64	$ 0.99
Diluted net income per share	$ 0.35	$ 0.56	$ 0.94

12. Subsequent Events

On March 15, 2006 the Company declared a 2-for-1 stock split, to be effected in the form of a share dividend. Shareholders of record as of March 29, 2006 will receive a dividend of one share of common stock for each share held on April 19, 2006.

The effect of the stock split on net income per share is in the pro forma amounts in the following table (in thousands, except per share data):

	unaudited Fiscal Year Ended		
	January 31, 2004	January 29, 2005	January 28, 2006
Net income, as reported	$4,475	$7,267	$12,851
Pro Forma net income per share:			
Basic—as reported	$ 0.40	$ 0.64	$ 0.99
Basic—pro forma	$ 0.20	$ 0.32	$ 0.50
Diluted—as reported	$ 0.35	$ 0.56	$ 0.94
Diluted—pro forma	$ 0.17	$ 0.28	$ 0.47

EXHIBIT INDEX

3.1 Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

3.2 Bylaws. [Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

4.1 Form of Common Stock Certificate of Zumiez Inc. [Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.1 Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.2 Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated August 2, 2004. [Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.3 Executive Agreement, dated as of November 4, 2002 between Zumiez Inc. and Richard M. Brooks. [Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.4 Carrier Agreement between United Parcel Service Inc. and Zumiez Inc. dated July 4, 2005. [Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]

10.5 Zumiez Inc. 1993 Stock Option Plan. [Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.6 Zumiez Inc. 2004 Stock Option Plan. [Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.7 Zumiez Inc. 2005 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.8 Zumiez Inc. 2005 Employee Stock Purchase Plan. [Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.9 Form of Indemnity Agreement between Zumiez Inc. and each of its officers and directors. [Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.10 Limited Liability Company Agreement of Zumiez Holdings LLC. [Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.11 Modification dated May 11, 2005 to Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]

21.1 Subsidiaries of the Company. [Incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed on October 18, 2005 (file No. 333-129101)]

23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

Copies of Exhibits may be obtained upon request directed to Brenda I. Morris, 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, and many are available at the SEC's website found at www.sec.gov.